SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 10, 2020
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Senior Vice President
Investor Relations Officer

By:	/s/ Youngkyoon Yun
Name:	Youngkyoon Yun
Title:	General Manager
IR Team Head

Notice of the 38th Annual General Meeting of Shareholders

Notice of the Annual General Meeting of Shareholders

March 10, 2020

To our Shareholders,

KT Corporation will hold the 38th Annual General Meeting of Shareholders (“the Meeting”) on March 30, 2020.

At the Meeting, six items titled “Matters to be Reported” will be presented as information about the Company’s performance as well as material issues worth noting for FY2019. Additionally, eight agendas, including the election of Representative Director and directors, will be submitted for shareholders’ approval.

Holders of KT Corporation’s common stock as of the close of business on December 31, 2019 will be entitled to exercise voting rights at the Meeting. Each common stock is entitled to one vote for the election of each director position and one vote for each of the other agendas.

I look forward to your participation.

Chang-Gyu Hwang

Chief Executive Officer

•	Date and Time: Monday, March 30th 2020 at 9:00 a.m. (local time)

•	Place: Lecture Hall (2F) of KT Corporation’s R&D Center located at 151 Taebong-ro, Seocho-gu, Seoul, Korea

•	Record Date: December 31, 2019

Matters to be Reported

Business Report for the 38th Fiscal Year

Pursuant to Article 447-2(Preparation of Business Report) and Article 449 of the Commercial Code (Approval and Public Notice of Financial statements, etc.), KT’s 38th annual business report is as follows:

KT Corporation (“the Company”) has prepared its financial statements in accordance with K-IFRS. On a separate basis, the Company recorded a total operating revenue of KRW 18,204.7 billion in FY2019, representing an increase of 4.9% YoY based on growth in core business areas. Additionally, the Company recorded operating income and net income of KRW 739.2 billion and KRW 431.8 billion, respectively. Brief highlights of the major business areas are described below.

For the wireless segment, service revenue, excluding interconnection charges, increased by 0.8% YoY. Such positive result was primarily driven by growing number of 5G subscribers, exceeding 1.42 million users by the year-end. Such momentum also surpassed a downward pressure from an accounting change, applied prospectively, to deduct the amount of membership points redeemed from service revenue instead of recognizing it as a marketing expense. The successful launch of 5G was mainly achieved through the Company’s competitiveness in two different aspects – innovative rate plans and superior network coverage.

Upon commercial launch of 5G in April 2019, the Company was first to introduce a series of unlimited 5G data plans, collectively called the ‘Super Plan.’ Three distinct rate plans – Basic, Special, and Premium – all offer unlimited 5G data as well as data roaming services in 185 countries. Despite higher price tags associated with the ‘Super Plan’ compared to the LTE, the Company has received positive market feedback through its competitive perks and services, including 5G cloud gaming. The Company also offers ‘5G Y Teen’ – tailored towards ages 18 and under – as a driving force in securing the next generation of customers. Additionally, ‘Super Plan Plus’ that bundles media contents offerings with the existing ‘Super Plan’ discussed above was revealed in order to accommodate a higher market consumption level for media contents in the 5G era. The portfolio of innovative rate plans has met demands of a wide-spectrum of customer groups. As a result, the number of 5G subscribers has grown substantially, and the Company has achieved successful commercialization of its 5G Services.

To deliver a high-quality 5G experience, the Company has made commitments this year to deploy more than 70,000 5G base stations in the Seoul metropolitan area, six additional metropolitan cities, high-traffic commercial areas and university campuses as well as major transportation infrastructures. Additionally, the Company has established lower latency by operating eight edge centers nationwide. Edge centers have their own capabilities to process data traffic incurred nearby rather than directing traffic to and from main processing centers located in Seoul. The Company’s initial coverage target of 80% of population in 85 major cities was met by the year-end, and the Company plan to gradually expand the coverage of 5G services hereafter. Superior network coverage has laid a groundwork for the successful launch of premium 5G services.

For the fixed-line segment, the Company presented a strong market dominance in broadband services with a 41% domestic market shares as of year-end. Following the launch of the first nationwide GiGA Internet in 2014, the Company has outperformed its peers in terms of innovation by unveiling the first 10GiGA internet in 2018. The number of GiGA internet subscribers has maintained an upward trend and has reached approximately 61% of total broadband subscribers. As GiGA subscribers are expected to contribute to higher service revenue, the Company will continue its efforts to secure new GiGA customers and migrate existing subscribers to GiGA. The Company’s broadband business is expected to continue its growth momentum through value-added proposals.

For the media business, the total number of IPTV subscribers has continued to increase due to further improvements in the Company’s service offerings. Enhancement was primary achieved through two primary mediums – GiGA Genie and OTT Seezn. As an IPTV set-top box, AI Speaker GiGA Genie provides customers with a new level of positive experience, such as shopping for items on IPTV using voice communications. Applications of GiGA Genie have been further diversified into adjacent industries, including the hotel, the automobile, and other sectors. Additionally, OTT Seezn was introduced in November 2019 to meet the increasing market demand for media contents. Seezn has allowed streaming of a vast array of video contents in ultra-high-definition with ultra-low-latency. Also, Seezn’s AI-based content recommendation feature has received positive feedback from the market. By providing better experience and improved contents, the Company was successful in both attracting new subscribers and having more of its existing users switch to higher priced plans.

With respect to the Company’s services, the number of subscribers for the recent two years are shown in the table below. For further details on financial performance for the 38th fiscal year, please refer to “Agenda No.3 – Approval of Financial Statements for the 38th Fiscal Year” included herein.

Subscribers of Major Services					(unit: 10K	)
	Mobile	Broadband	IPTV	PSTN	VoIP
Dec 2019	2,192	896	835	1,105	313
Dec 2018	2,112	873	785	1,164	336

Report on Evaluation Results of Management Performance for the 38th Fiscal Year

Pursuant to Article 34 (Execution of Employment Contract with the Representative Director), evaluations results for Representative Directors performance shall be reported at the Meeting as described below.

The Evaluation and Compensation Committee has reviewed management’s performance for FY2019. The following table summarizes annual KPI and evaluation results for the Representative Director’s short-term performance.

	Annual KPI	Weight	Score
Quantitative KPI	- Service Revenue of KT Corporation - Revenue Generated from Core Businesses - Operating Income of KT Corporation	65%	64.85
Qualitative KPI	- Establishment of Leadership in 5G Market and Competitiveness in Core Businesses - Transformation of KT Corporation as a Platform Service Provider - Expansion of Corporate Responsibility as the People’s Company*	35%	33.25

Total		100%	98.10

*	Corporate culture in which the Company’s core emphases are built around people

Report on Standards and Method of Payment for Remuneration of Directors

Pursuant to Article 31 (Remuneration and Severance Allowance for Directors) of the KT’s Articles of Incorporation, the criteria in place to determine the remuneration for executive directors and the method of payment are reported as follows:

For clarification, executive director refers to an inside director, whereas non-executive director represents an outside director.

•	Summary of Executives Compensation Program

The Company’s Executives Compensation program is designed to reward both short-term and long-term performances of management. The Company believes it is critical to maintain a well-balanced incentive program that encourages the management not only to achieve short-term performance, but also to strive for the Company’s long-term value enhancement. The Company operates the Evaluation and Compensation Committee, which dictates annual goals and conducts performance evaluation of the management. The Evaluation and Compensation Committee is also comprised of only outside directors in order to maintain objectivity and fairness of the program. Despite the existing norm among Korean companies to not disclose such standards and methods, the Company not only discloses but also reports such information to the AGM in order to guarantee transparency in executive compensation.

•	Components of Executives Compensation

The remuneration for executive officers consists of annual salary, short-term performance based incentives, long-term performance based incentives, severance package, and etc.

The annual salary is further broken down into two major factors — base salary and payment for the responsibility of office. Compensation shall be made on a monthly basis at an amount equivalent to one-twelfth of the annual salary.

Short-term performance based incentives are paid in cash. The amount varies in accordance with each director’s result of performance evaluation by the Evaluation and Compensation Committee. Specific payment schemes related to short-term incentives are as follows:

•	Representative Director : 0~180% of base salary

•	Other Inside Directors : 0~140% of base salary

Long-term performance based incentives are paid in the form of a stock grant with a lock-up period of three years. The amount is determined based on TSR (Total Shareholder’s Return) and Group EBITDA. Specific payment schemes related to long-term incentives are as follows:

•	Representative Director : 0~140% of base salary

•	Other Inside Directors : 0~95% of base salary

Severance payment is calculated using the following formulas:

•	Representative Director :

(Average monthly salary) x (number of years in service) x (5)

•	Other Inside Directors :

(Average monthly salary) x (number of years in service) x (3)

Fringe benefits are paid in accordance with relevant standards.

•	Criteria for Evaluation

The Company’s performance appraisal process begins with the setting up of annual goals by the Evaluation and Compensation Committee. Annual goals are established in alignment with the Company’s overall operational and financial goals and the ultimate goal of improving shareholders’ value.

Short-term Performance

Short-term performance is comprised of quantitative and qualitative factors. Typically, quantitative goals are related to financial and operational performances, whereas qualitative goals are focused on achieving operational and strategic goals to further enhance long-term competitiveness. Weighted Key Performance Index (KPI) is in place to assess annual short-term performance. Please refer to “Report on Evaluation Results of Management Performance for the 38th Fiscal Year” for results of the Representative Director’s short-term performance for FY2019

Long-term Performance

Long-term performance incentives are provided to reward management’s contribution to long-term financial and operational competitiveness. Incentive are offered in accordance with TSR (Total Shareholder Return) and Group EBITDA; each factor has a weight of 50%. TSR is computed by the relative performance of the Company’s TSR against the TSR of KOSPI and other domestic telecommunication service providers. The following illustrates the formulas for TSR and Group EBITDA:

•	TSR : Share Price Return + Shareholders Return (Dividend and Share Retirement)

•	TSR Result : 100% + {KT’s TSR – (Domestic Telco’s TSR x 80% + KOSPI TSR x 20%)}

•	Group EBITDA : Operating profit + Depreciation & Amortization

•	Compensation for Outside Directors

Until February 2010, the Company had no incentive based compensation program for outside directors. Instead, fixed amounts of compensation were paid to outside directors as allowances to execute their respective duties. However, the BOD introduced a new compensation program for outside directors in March 2010. The program consists of cash and stock grant in which stock grant requires a one year of lock-up period. The total remuneration for outside directors for FY2019 was recorded at KRW 684 million. The stock grant will be offered in FY2020

•	Summary of Total Compensation

1) Compensation Paid to Directors

(KRW millions)

Year	Inside Directors (3 persons)		Outside Directors (8 persons)		Total (11 persons)
	Total	Average	Total	Average
2017	4,222	1,407	692	87	4,914
2018	3,496	1,165	684	86	4,180
2019	2,950	983	742	93	3,692

*	The amounts above represent actual cash payments executed each FY

2) Comparison between total compensation paid and ceiling amounts on remuneration approved at the Annual General Meeting of Shareholders.

(KRW millions)

Year	Total Compensation(A)	Ceiling Amount on Remuneration(B)*	Payment Ratio(A/B)
2017	4,914	6,500	75.6%
2018	4,180	6,500	64.3%
2019	3,692	5,800	63.7%

*	Maximum amounts of remuneration allowed per accrual basis

Ceiling amount on remuneration for Directors for the year 2020 is proposed at the BOD meeting on March 10, 2020. Following the board’s resolution, proposed cap will be voted at the upcoming AGM. For further details, please refer to the Agenda No.6 – Approval of Ceiling Amount on Remuneration for Directors.

•	Share Ownership of Directors

Inside directors can make personal decisions to purchase KT shares from the market. In addition, inside directors are also rewarded with stock grants as long-term performance incentives based on the TSR and Group EBITDA formulas described above. Such grants are subject to a lock-up period of three years.

The following table represents current inside directors’ ownership of KT shares as of December 31, 2019.

Full Name	Number of Shares
Chang-Gyu Hwang	45,496
Dong-Myun Lee	6,025
In-Hoe Kim	5,745

Outside directors are also rewarded with stock grant with a lock-up period of one year. The following table represents current outside directors’ ownership of KT shares as of December 31, 2019.

Full Name	Number of Shares
Jong-Gu Kim	2,165
Suk-Gwon Chang	2,165
Gae-Min Lee	870
Il Im	870
Dae-You Kim	471
Gang-Cheol Lee	471
Hee-Yol Yu	—
Tae-Yoon Sung	—

Report on Transactions with Major Stakeholders

Pursuant to Article 542-9 of the Commercial Code (Transaction with the stakeholders, including major shareholders, etc.), such transaction for the period shall be reported at the Meeting as described below.

Background Information

The following transaction involves an outsourcing contract with an affiliated subsidiary specialized in the IT field.

Summary of Transaction

1.	Counterparty: KT ds

2.	Purpose:

•	To secure provision of high-quality IT related services from KT ds

•	To achieve cost efficiency by leveraging core competency of KT ds

3.	Contract Period:

•	January 2020 ~ December 2022 (36 months)

4.	Contract Amount:

•	For Operations : KRW 430 billion

Ongoing Projects	KRW 360 billion
New Projects Expected	KRW 70 billion

•	For Developments : KRW 210 billion

Ongoing Projects	KRW 150 billion
New Projects Expected	KRW 60 billion

The total amount involved is KRW 640 billion. Such amount serves as an upper cap for the contract. The proportion between Operations/Developments and Ongoing/New Projects is subject to change upon business circumstances.

Matters Requiring Resolution

General Information for Voting

•	Number and Classification of Voting Shares

The record date to exercise voting rights at the AGM is December 31, 2019. As of the record date, the total number of KT shares issued was 261,111,808. The number of common shares, excluding treasury shares, entitled to exercise voting rights was 245,241,550 shares.

•	Method of Resolution

Pursuant to the provisions of the Korean Commercial Code, Agenda No. 2 through 8 shall be passed by a majority of the votes cast by the shareholders present at the meeting and at least one-fourth of the total shares that are entitled to vote. Agenda No. 1 shall be passed by at least two-thirds of the votes cast by the shareholders present at the meeting and at least one-third of total shares entitled to vote.

•	Limit on Exercising Voting Rights for Election of the Members of the Audit Committee

The Article 409 of the Korean Commercial Code stipulates that any shareholder who holds more than 3% of the total issued shares with voting rights may not exercise his or her vote in respect of such excess shares beyond the “3% limit” when exercising voting rights with respect to election of members of the audit committee (Agenda No. 5). Please note that the shareholders who own more than 3% of KT’s voting shares, equivalent to 7,357,246 shares, are not entitled to exercise any voting rights exceeding the “3% limit”.

Agenda No.  1

Amendment to the Articles of Incorporation

Pursuant to Article 34-5-7 of the Commercial Code (Outside Directors for Listed Company) and the Board’s recommendation to modify the President’s title, approval of the following changes to the Articles of Incorporation is hereby requested.

Background Information

Proposed changes to the Articles of Incorporation have been drafted following a resolution by the Board of Directors. The amendment includes –

1)

Limiting the aggregated service period possible by an outside director of the Company to a maximum of six years or a maximum of nine years in conjunction with service as an outside director of the Company’s affiliated subsidiaries. Such change to lower the maximum possible tenure will provide a basis for KT’s compliance with a recent amendment to the Commercial Code in Korea. KT expects that the proposed change will further enhance both transparency and independence of the board.

2)	Modifying title from “Representative Director President (Hwejang)” to “Representative Director.” Abolishment of President (Hwejang) title will better align with current corporate governance within KT.

3)

Specifying time spans considered in setting management goals by the board. Management goals have been determined on annual basis to meet mid to long-term plans approved by the board of directors. However, the board believes that Representative Director would be more encouraged to bring positive outcomes during his/her tenure if management goals are set based on his/her term management plans, in lieu of mid to long-term plans.

Background information is drafted to improve shareholder’s understanding. For more accurate excerpts, please refer to the subsequent pages. If any potential conflicts exist, the following information shall prevail.

Before Amendment	After Amendment	Purpose

Article 18. (Convening of General Meeting)	Article 18. (Convening of General Meeting)	Amended to reflect the Board of Director’s recommendation to modify the title from the “Representative Director President” to “Representative Director.
(1) Ordinary General Meeting of Shareholders shall be convened within three (3) months after the end of each fiscal year, and Extraordinary General Meeting of Shareholders may be convened at any time, by the Representative Director President (hereafter “hwejang”) pursuant to a resolution of the Board of Directors except as otherwise provided by the relevant laws and regulations.	Ordinary General Meeting of Shareholders shall be convened within three (3) months after the end of each fiscal year, and Extraordinary General Meeting of Shareholders may be convened at any time, by the Representative Director (In these Articles of Incorporation, the Representative Director means the one elected at the General Meeting of Shareholder, pursuant to the Paragraph (1) of Article (25)) pursuant to a resolution of the Board of Directors except as otherwise provided by the relevant laws and regulations.

Before Amendment	After Amendment	Purpose

Provided, however, that Article (29), Paragraph (2) shall apply mutatis mutandis in the event the President (hwejang) fails to perform his duties.	Provided, however, that Paragraph (2) of Article (29) shall apply mutatis mutandis in the event the Representative Director fails to perform his duties.	Amended to reflect the Board of Director’s recommendation to modify the title from the “Representative Director President” to “Representative Director.

Article 19. (Chairman)

The President (hwejang) shall preside at the General Meeting of Shareholders; provided, however, that Paragraph (2) of Article 29 shall apply mutatis mutandis in the event that the President (hwejang) fails to perform his duties.

Article 19. (Chairman)

The Representative Director shall preside at the General Meeting of Shareholders; provided, however, that Paragraph (2) of Article 29 shall apply mutatis mutandis in the event that the Representative Director fails to perform his duties.

Before Amendment	After Amendment	Purpose

Article 24. (Number of Directors)

KT shall have not more than eleven (11) directors. The number of inside directors, including the hwejang, shall not exceed three (3), and the number of outside directors shall not exceed eight (8).

Article 24. (Number of Directors)

KT shall have not more than eleven (11) directors. The number of inside directors, including the Representative Director, shall not exceed three (3), and the number of outside directors shall not exceed eight (8).

Amended to reflect the Board of Director’s recommendation to modify the title from the “Representative Director President” to “Representative Director.

Before Amendment	After Amendment	Purpose
Article 25. (Election of President (hwejang), Representative Director and Directors)	Article 25. (Election of Representative Director and Directors, etc.)	Amended to reflect the Board of Director’s recommendation to modify the title from the “Representative Director President” to “Representative Director.

(1) The President (hwejang) shall be elected by a resolution of the General Meeting of Shareholders among those who are recommended by the Board of Directors. However, if deemed necessary, one (1) inside director recommended by the President (hwejang) may be additionally elected as a representative director by a resolution of the Board of Directors.	(1) The Representative Director shall be elected by a resolution of the General Meeting of Shareholders among those who are recommended by the Board of Directors. However, if deemed necessary, one (1) inside director recommended by the Representative Director may be additionally elected as a representative director (hereafter “Representative Director appointed by the Board of Director”) by a resolution of the Board of Directors.

Before Amendment	After Amendment	Purpose

(2) The dismissal of the President (hwejang) requires a resolution by the General Meeting of Shareholders adopted by the affirmative vote of two-thirds (2/3) of the voting rights of the shareholders in attendance at the Meeting; provided, however, that such votes shall represent at least one-third (1/3) of the total number of issued shares of KT. Dismissal of the Representative Director other than the President (hwejang) shall be in accordance with the resolution under Article 38 of these Articles of Incorporation.

(2) The dismissal of the Representative Director requires a resolution by the General Meeting of Shareholders adopted by the affirmative vote of two-thirds (2/3) of the voting rights of the shareholders in attendance at the Meeting; provided, however, that such votes shall represent at least one-third (1/3) of the total number of issued shares of KT. Dismissal of the Representative Director appointed by the Board of Directors other than the Representative Director shall be in accordance with the resolution under Article 38 of these Articles of Incorporation.

Amended to reflect the Board of Director’s recommendation to modify the title from the “Representative Director President” to “Representative Director.

Before Amendment	After Amendment	Purpose

(3) Inside directors other than the President (hwejang) shall be elected at the General Meeting of Shareholders among the managing officers under the provision of Article 35 of these Articles of Incorporation who are recommended by the President (hwejang) with the consent of the Board of Directors. the President (hwejang) may propose to the General Meeting of Shareholders with the consent of the Board of Directors the dismissal of any inside director even during his/her term of office, when any of the following event occurs.

(3) Inside directors other than the Representative Director shall be elected at the General Meeting of Shareholders among the managing officers under the provision of Article 35 of these Articles of Incorporation who are recommended by the Representative Director with the consent of the Board of Directors. The Representative Director may propose to the General Meeting of Shareholders with the consent of the Board of Directors the dismissal of any inside director even during his/her term of office, when any of the following event occurs.

Amended to reflect the Board of Director’s recommendation to modify the title from the “Representative Director President” to “Representative Director.

Before Amendment	After Amendment	Purpose
In this case, the inside directors other than the President (hwejang) shall not participate in the resolution of the Board of Directors:	In this case, the inside directors other than the Representative Director shall not participate in the resolution of the Board of Directors:	Amended to reflect the Board of Director’s recommendation to modify the title from the “Representative Director President” to “Representative Director.

1. Inability to perform his/her duties for a period not less than one (1) year due to his/her physical and/or mental disorders; or	1. Inability to perform his/her duties for a period not less than one (1) year due to his/her physical and/or mental disorders; or

2. Remarkably poor results of his/her business management due to deficient management abilities.	2. Remarkably poor results of his/her business management due to deficient management abilities.

Before Amendment	After Amendment	Purpose

(4) Notwithstanding Paragraph 3 above, if the Board of Directors has recommended a candidate for the President (hwejang), the candidate for the President (hwejang) shall recommend candidates for the inside directors with the consent of the Board of Directors. Provided, however, that the candidate for the President (hwejang) is not elected as the President (hwejang) at the General Meeting of Shareholders, his recommendation of the candidacy for the inside directorship shall become null and void.

(4) Notwithstanding Paragraph 3 above, if the Board of Directors has recommended a candidate for the Representative Director, the candidate for the Representative Director shall recommend candidates for the inside directors with the consent of the Board of Directors. Provided, however, that the candidate for the Representative Director is not elected as the Representative Director at the General Meeting of Shareholders, his recommendation of the candidacy for the inside directorship shall become null and void.

Amended to reflect the Board of Director’s recommendation to modify the title from the “Representative Director President” to “Representative Director.

Before Amendment	After Amendment	Purpose

Article 27. (Term of Office of Directors)

(2) The aggregated term of office of an outside director shall be not more than ten (10) years. However, this shall not apply in the event that the extension of the term of office is determined by the proviso of paragraph 1.

Article 27. (Term of Office of Directors)

(2) The aggregated term of office of an outside director shall be not more than six (6) years. However, this shall not apply in the event that the extension of the term of office is determined by the proviso of paragraph 1.

Amended to comply with new requirement under the commercial code, aggregated service period possible by an outside director for the Company to maximum of six years or maximum of nine years in conjunction with service as an outside director of affiliated subsidiaries.

Before Amendment	After Amendment	Purpose

Article 29. (Duties of the President (hwejang) and Directors)

(1) The President (hwejang) shall represent KT, execute businesses resolved by the Board of Directors and manage all businesses of KT. The Board of Directors shall determine the scope of duties and authorities of the Representative Director additionally elected through recommendation of the President (hwejang) in consideration of his/her necessity.

Article 29. (Duties of the Representative Director and Directors)

(1) The Representative Director shall represent KT, execute businesses resolved by the Board of Directors and manage all businesses of KT. The Board of Directors shall determine the scope of duties and authorities of the Representative Director appointed by the Board of Directors in consideration of his/her necessity.

Amended to reflect the Board of Director’s recommendation to modify the title from the “Representative Director President” to “Representative Director.

Before Amendment	After Amendment	Purpose

(2) Inside directors shall assist the President (hwejang) and shall perform their duties. In the event the President (hwejang) fails to perform his duties, an inside director shall perform his/her duties in accordance with the order as provided in the Office Regulation. However, in the event both the President (hwejang) and inside directors fail to perform their duties, a director shall perform his/her duties in accordance with the order as provided in the Office Regulation.

(2) Inside directors shall assist the Representative Director and shall perform their duties. In the event the Representative Director fails to perform his duties, an inside director shall perform his/her duties in accordance with the order as provided in the Office Regulation. However, in the event both the Representative Director and inside directors fail to perform their duties, a director shall perform his/her duties in accordance with the order as provided in the Office Regulation.

Amended to reflect the Board of Director’s recommendation to modify the title from the “Representative Director President” to “Representative Director.

Before Amendment	After Amendment	Purpose
Article 31. (Remuneration and Severance Allowance for Directors)	Article 31. (Remuneration and Severance Allowance for Directors)	Amended to reflect the Board of Director’s recommendation to modify the title from the “Representative Director President” to “Representative Director.

(2) The criteria for remuneration for the President (hwejang) and the inside directors, and the method of payment thereof shall be determined by a resolution of the Board of Directors, which shall be reported to the General Meeting of Shareholders.	(2) The criteria for remuneration for the Representative Director and the inside directors, and the method of payment thereof shall be determined by a resolution of the Board of Directors, which shall be reported to the General Meeting of Shareholders.

(3) The President (hwejang) and the inside directors shall not participate in the resolution of the Board of Directors as set forth in Paragraph (2) above.	(3) The Representative Director and the inside directors shall not participate in the resolution of the Board of Directors as set forth in Paragraph (2) above.

Before Amendment	After Amendment	Purpose

Article 32. (President (hwejang) Candidate Examination Committee)

(1) KT shall organize the President (hwejang) Candidate Examination Committee in order to examine the President (hwejang) candidates subject to examination, which shall consist of all of the outside directors and one (1) inside director. However, any person who is elected as a member of the President (hwejang) Candidate Examination Committee shall not be a candidate for the President (hwejang), and the same shall apply in the event of serving a consecutive term.

Article 32. (Representative Director Candidate Examination Committee)

(1) KT shall organize the Representative Director Candidate Examination Committee to examine the candidates for Representative Director subject to examination, which shall consist of all of the outside directors and one (1) inside director. However, any person who is elected as a member of the Representative Director Candidate Examination Committee shall not be a candidate for the Representative Director, and the same shall apply in the event of serving a consecutive term.

Amended to reflect the Board of Director’s recommendation to modify the title from the “Representative Director President” to “Representative Director.

Before Amendment	After Amendment	Purpose

(2) The President (hwejang) Candidate Examination Committee shall be organized by not later than three (3) months prior to the date of expiration of the term of office of the President (hwejang) (or before the elapse of within two (2) weeks from the date of retirement of the President (hwejang)) when such retirement is due to reasons other than the expiration of the term of office thereof), and shall be dissolved after the execution of management agreement between the President (hwejang) so elected and the chairman of the Board of Directors.

(2) The Representative Director Candidate Examination Committee shall be organized by not later than three (3) months prior to the date of expiration of the term of office of the Representative Director (or before the elapse of within two (2) weeks from the date of retirement of the Representative Director when such retirement is due to reasons other than the expiration of the term of office thereof), and shall be dissolved after the execution of management agreement between the Representative Director so elected and the chairman of the Board of Directors.

Amended to reflect the Board of Director’s recommendation to modify the title from the “Representative Director President” to “Representative Director.

Before Amendment	After Amendment	Purpose

(3) The chairman of the President (hwejang) Candidate Examination Committee shall be elected by the Board of Directors from among its members who hold the position of outside directors of KT. In this case, the President (hwejang) and the inside directors shall not participate in the resolution of the Board of Directors.

(3) The chairman of the Representative Director Candidate Examination Committee shall be elected by the Board of Directors from among its members who hold the position of outside directors of KT. In this case, the Representative Director and the inside directors shall not participate in the resolution of the Board of Directors.

Amended to reflect the Board of Director’s recommendation to modify the title from the “Representative Director President” to “Representative Director.

Before Amendment	After Amendment	Purpose

(4) The Board of Directors shall, in consideration of the following requirements, determine the examination criteria for the examination of the President (hwejang) candidates and the President (hwejang) Candidate Examination Committee shall examine all of the President (hwejang) candidates on the basis of such criteria:

4) The Board of Directors shall, in consideration of the following requirements, determine the examination criteria for the examination of the candidates for Representative Director and the Representative Director Candidate Examination Committee shall examine all of the candidates for Representative Director on the basis of such criteria:

Amended to reflect the Board of Director’s recommendation to modify the title from the “Representative Director President” to “Representative Director.

1. Experiences and scholastic achievements under which his/her knowledge with respect to the field of business management and economics can be evaluated in objective point of view;	1. Experiences and scholastic achievements under which his/her knowledge with respect to the field of business management and economics can be evaluated in objective point of view;

Before Amendment	After Amendment	Purpose
2. Past business results and the management period of being in office under which his/her corporate management experience can be evaluated in objective point of view;	2. Past business results and the management period of being in office under which his/her corporate management experience can be evaluated in objective point of view;	Amended to reflect the Board of Director’s recommendation to modify the title from the “Representative Director President” to “Representative Director.

3. Any requirements to evaluate qualification and ability as a chief executive officer; and	3. Any requirements to evaluate qualification and ability as a chief executive officer; and

4. Any requirements to evaluate professional knowledge and experience with respect to the telecommunications and related fields.	4. Any requirements to evaluate professional knowledge and experience with respect to the telecommunications and related fields.

Before Amendment	After Amendment	Purpose
(5) The composition, operation and other details relating to the President (hwejang) Candidate Examination Committee shall be determined through the resolution of the Board of Directors.	(5) The composition, operation and other details relating to the Representative Director Candidate Examination Committee shall be determined through the resolution of the Board of Directors.	Amended to reflect the Board of Director’s recommendation to modify the title from the “Representative Director President” to “Representative Director.

Before Amendment	After Amendment	Purpose
Article 33. (Election of President (hwejang))	Article 33. (Election of Representative Director)	Amended to reflect the Board of Director’s recommendation to modify the title from the “Representative Director President” to “Representative Director.

(1) President (hwejang) shall be elected from among CEO-qualified candidates who have a knowledge of management and economics or who have much managerial work experience.	(1) Representative Director shall be elected from among CEO-qualified candidates who have a knowledge of management and economics or who have much managerial work experience.

(2) The Corporate Governance Committee, pursuant to paragraph 2 of Article 41 shall investigate and compose internal and external President (hwejang) candidate pool and shall select the President (hwejang) examination candidates in compliance with the decision of the Board of Directors.	(2) The Corporate Governance Committee, pursuant to Paragraph (2)of Article 41 shall investigate and compose internal and external candidate pool for Representative Director and shall select the candidates for Representative Director who will be subject to examination in compliance with the decision of the Board of Directors.

Before Amendment	After Amendment	Purpose

(3) The President (hwejang) Candidate Examination Committee shall examine the President (hwejang) candidates selected under paragraph 2 in accordance with the examination criteria determined under paragraph 4 of Article 32, select the President (hwejang) candidates in compliance with the decision of the Board of the Directors and shall report to the Board of Directors the outcome of the examination thereof.

(3) The Representative Director Candidate Examination Committee shall determine the candidates for Representative Director in compliance with the decision of the Board of the Directors by examining, pursuant to the examination criteria determined under Paragraph (4) of Article 32, the candidates for Representative Director selected under Paragraph (2) and report to the Board of Directors the outcome of the examination thereof.

Amended to reflect the Board of Director’s recommendation to modify the title from the “Representative Director President” to “Representative Director.

Before Amendment	After Amendment	Purpose

(4) The Board of Directors shall confirm one (1) person as the President (hwejang) candidate from the President (hwejang) candidates per paragraph 3 above and recommend such person so selected, to the General Shareholders’ Meeting.

(4) The Board of Directors shall confirm one (1) person as a cadidate for Representative Director from among the candidates for the Representative Director per Paragraph (3) above and recommend such person so confirmed to the General Shareholders’ Meeting.

Amended to reflect the Board of Director’s recommendation to modify the title from the “Representative Director President” to “Representative Director.

(5) The Board of Directors shall, in confirming the president candidate, consult and decide with such candidates the terms of employment contract including the management goals.	(5) The Board of Directors shall, in confirming the candidate for Representative Director, consult and decide with such candidates the terms of employment contract including the management goals.

Before Amendment	After Amendment	Purpose
(6) The Board of Directors shall recommend a president candidate to the General Shareholders’ Meeting and concurrently submit a draft employment contract.	(6) The Board of Directors shall recommend the candidate for Representative Director to the General Shareholders’ Meeting and concurrently submit a draft employment contract.	Amended to reflect the Board of Director’s recommendation to modify the title from the “Representative Director President” to “Representative Director.
(7) The President (hwejang) and the inside directors shall not participate in the resolution of the Board of Directors determining the terms of employment contract including the management goals pursuant to paragraph 5 above.	(7) The Representative Director and the inside directors shall not participate in the resolution of the Board of Directors determining the terms of employment contract including the management goals pursuant to Paragraph (5) above.

Before Amendment	After Amendment	Purpose
(8) The Board of Directors may decide upon matters not stipulated herein this Article and which concern the appointment and reappointment of the President (hwejang).	(8) The Board of Directors may decide upon matters not stipulated herein this Article and which concern the appointment and consecutive appointment of the Representative Director.	Amended to reflect the Board of Director’s recommendation to modify the title from the “Representative Director President” to “Representative Director.

Before Amendment	After Amendment	Purpose

Article 34. (Execution of Employment Contract with the Candidate for President (hwejang))

(1) When the draft employment contract submitted pursuant to Paragraph 6 of Article 33 above is approved at the General Shareholders’ Meeting, KT shall enter into such management contract with the candidate for President (hwejang). In such case, the Chairman of the Board of Directors shall, on behalf of KT, sign the management contract.

Article 34. (Execution of Employment Contract with the Candidate for Representative Director)

(1) When the draft employment contract submitted pursuant to Paragraph (6) of Article 33 above is approved at the General Shareholders’ Meeting, KT shall enter into such employment contract with the candidate for Representative Director. In such case, the Chairman of the Board of Directors shall, on behalf of KT, sign the employment contract.

Amended to reflect the Board of Director’s recommendation to modify the title from the “Representative Director President” to “Representative Director.

Before Amendment	After Amendment	Purpose

(2) The Board of Directors may conduct a performance review to determine if the new President (hwejang) has performed his/her duties under the management contract as provided in Paragraph 1 or hire a professional evaluation agency for such purpose.

(2) The Board of Directors may conduct a performance review to determine if the new Representative Director has performed his/her duties under the employment contract as provided in Paragraph (1) or hire a professional evaluation agency for such purpose.

Amended to reflect the Board of Director’s recommendation to modify the title from the “Representative Director President” to “Representative Director.

Before Amendment	After Amendment	Purpose

(3) When the Board of Directors determines, based on the result of performance review under the provision of Paragraph 2 above, that the new President (hwejang) has failed to achieve the management goal, it may propose to dismiss the President (hwejang) at the General Shareholders’ Meeting.

(3) When the Board of Directors determines, based on the result of performance review under the provision of Paragraph (2) above, that the new Representative Director has failed to achieve the management goal, it may propose to dismiss the Representative Director at the General Shareholders’ Meeting.

Amended to reflect the Board of Director’s recommendation to modify the title from the “Representative Director President” to “Representative Director.

Before Amendment	After Amendment	Purpose

(4) The management goal shall include revenue increase, profitability improvement, investment plan and other related business objectives and shall be determined, on a yearly basis, at the Board of Directors’ Meeting in order to achieve the mid to long-term plans approved by the Board of Directors. Such management goal may be established on a numerical basis, if possible.

(4) The management goal shall include revenue increase, profitability improvement, investment plan and other related business objectives and shall be determined, on a yearly basis, at the Board of Directors’ Meeting in order to achieve the Representative Director’s term management plans approved by the Board of Directors. Such management goal may be established on a numerical basis, if possible.

Amended to reflect the Board of Director’s recommendation to modify the title from the “Representative Director President” to “Representative Director.

Amended to align representative director’s management goals to his/her tenure period.

(7) The President (hwejang) and the inside directors may not attend the Board of Directors’ Meeting for the resolution of the agenda prescribed in Paragraphs 2 through 4.	(7) The Representative Director and the inside directors may not attend the Board of Directors’ Meeting for the resolution of the agenda prescribed in Paragraphs (2) through (4).

Before Amendment	After Amendment	Purpose

Article 35. (Managing Officers)

(4) Managing officers who do not hold the position of inside directors of KT shall be elected by the President (hwejang) of KT, whose term of office shall not exceed three (3) years.

(5) All matters concerning the respective duties of managing officers shall be determined by the President (hwejang).

Article 35. (Managing Officers)

(4) Managing officers who do not hold the position of inside directors of KT shall be elected by the Representative Director of KT, whose term of office shall not exceed three (3) years.

(5) All matters concerning the respective duties of managing officers shall be determined by the Representative Director.

Amended to reflect the Board of Director’s recommendation to modify the title from the “Representative Director President” to “Representative Director.

Before Amendment	After Amendment	Purpose

Article 36. (Advisor, etc.)

The President (hwejang) may employ an Advisor or appoint an Advisory Council in order to receive advice and suggestions regarding important matters concerning the operation of KT’s businesses.

Article 36. (Advisor, etc.)

The Representative Director may employ an Advisor or appoint an Advisory Council in order to receive advice and suggestions regarding important matters concerning the operation of KT’s businesses.

Amended to reflect the Board of Director’s recommendation to modify the title from the “Representative Director President” to “Representative Director.

Before Amendment	After Amendment	Purpose

Article 38. (Resolution and Delegation)

(1) A resolution at a meeting of Board of Directors shall be adopted by the presence of a majority of all directors in offices and by the affirmative votes of a majority of the directors present. However, the resolution on the sale of equity in any subsidiary of KT accompanying transfer of management rights, which is for more than 10 billion (10,000,000,000) Korean Won of the subsidiary’s equity, shall be adopted by affirmative votes of two-thirds (2/3) of the directors in office, and the resolution on the dismissal of the President shall be adopted by the affirmative votes of two-thirds (2/3) of the outside directors in offices.

Article 38. (Resolution and Delegation)

(1) A resolution at a meeting of Board of Directors shall be adopted by the presence of a majority of all directors in offices and by the affirmative votes of a majority of the directors present. However, the resolution on the sale of equity in any subsidiary of KT accompanying transfer of management rights, which is for more than 10 billion (10,000,000,000) Korean Won of the subsidiary’s equity, shall be adopted by affirmative votes of two-thirds (2/3) of the directors in office, and the resolution on the dismissal of the Representative Director shall be adopted by the affirmative votes of two-thirds (2/3) of the outside directors in offices.

Amended to reflect the Board of Director’s recommendation to modify the title from the “Representative Director President” to “Representative Director.

Before Amendment	After Amendment	Purpose
(2) The Board of Directors may delegate part of its authorities to the President (hwejang).	(2) The Board of Directors may delegate part of its authorities to the Representative Director.	Amended to reflect the Board of Director’s recommendation to modify the title from the “Representative Director President” to “Representative Director.

Article 41. (Committees within the Board of Directors)	Article 41. (Committees within the Board of Directors)

(1) The Board of Directors may have expert committees under its control by its resolution, in order to deliberate or decide with respect to the specific matters submitted to the Board of Directors.	(1) The Board of Directors may have expert committees under its control by its resolution, in order to deliberate or decide with respect to the specific matters submitted to the Board of Directors.

1. President (hwejang) Candidate Examination Committee;	1. Representative Director Candidate Examination Committee;

2. CG (Corporate Governance) Committee (the “CG Committee”);	2. CG (Corporate Governance) Committee (the “CG Committee”);

Before Amendment	After Amendment	Purpose
3. Outside Director Candidates Recommendation Committee;	3. Outside Director Candidates Recommendation Committee;	Amended to reflect the Board of Director’s recommendation to modify the title from the “Representative Director President” to “Representative Director.

4. Audit Committee; and	4. Audit Committee; and

5. Other Committees which the Board of Directors deems necessary.	5. Other Committees which the Board of Directors deems necessary.

Article 41-2. (CG Committee)	Article 41-2. (CG Committee)

(1) The CG Committee shall be composed of four (4) outside directors and one (1) inside director. However, the member of the Committee who belongs to the President (hwejang) candidate pool under paragraph 2 of Article 33 shall not participate in any resolution regarding the election of President (hwejang).	(1) The CG Committee shall be composed of four (4) outside directors and one (1) inside director. However, the member of the Committee who belongs to the candidate pool for Representative Director under Paragraph (2) of Article 33 shall not participate in any resolution regarding the election of the Representative Director.

Before Amendment	After Amendment	Purpose
Article 46. (Preparation, Submission and Maintenance of the Financial Statements)	Article 46. (Preparation, Submission and Maintenance of the Financial Statements, etc.)	Amended to reflect the Board of Director’s recommendation to modify the title from the “Representative Director President” to “Representative Director.

(1) The President (hwejang) of KT shall prepare the following documents and supplementary documents thereto and the business report for each fiscal year, and submit such documents, after approved by the Board of Directors, to the Audit Committee, six (6) weeks prior to the date of the Ordinary General Meeting of Shareholders:	(1) The Representative Director of KT shall prepare the following documents and supplementary documents thereto and the business report for each fiscal year, and submit such documents, after approved by the Board of Directors, to the Audit Committee, six (6) weeks prior to the date of the Ordinary General Meeting of Shareholders:

1. A balance sheet;	1. A balance sheet;

2. A statement of profit and loss; and	2. A statement of profit and loss; and

Before Amendment	After Amendment	Purpose
3. Other documents, as defined by the Commercial Code and enforcement ordinance, that reflect financial position and management performance of the company	3. Other documents, as defined by the Commercial Code and enforcement ordinance, that reflect financial position and management performance of the company	Amended to reflect the Board of Director’s recommendation to modify the title from the “Representative Director President” to “Representative Director.

4. Consolidated financial statements of the company	4. Consolidated financial statements of the company

(2) The Audit Committee shall submit an auditor’s report to the President (hwejang) at least one (1) week before the General Shareholders’ Meeting.	(2) The Audit Committee shall submit an auditor’s report to the Representative Director at least one (1) week before the General Shareholders’ Meeting.

Before Amendment	After Amendment	Purpose

(3) The President (hwejang) shall keep each document listed in Paragraph (1) together with the business report and the auditor’s report at the head office for a period of five (5) years, commencing from one week prior to the date of the Ordinary General Meeting of Shareholders. Certified copies of these documents shall be kept in each respective branch office for a period of three (3) years.

(3) The Representative Director shall keep each document listed in Paragraph (1) together with the business report and the auditor’s report at the head office for a period of five (5) years, commencing from one week prior to the date of the Ordinary General Meeting of Shareholders. Certified copies of these documents shall be kept in each respective branch office for a period of three (3) years.

Amended to reflect the Board of Director’s recommendation to modify the title from the “Representative Director President” to “Representative Director.

Before Amendment	After Amendment	Purpose

(4) The President (hwejang) shall submit each document listed in Paragraph (1) to the Ordinary General Meeting of Shareholders and request approval therefor. With respect to the business report, he/she shall report the contents thereof to the Ordinary General Meeting of Shareholders.

(4) The Representative Director shall submit each document listed in Paragraph (1) to the Ordinary General Meeting of Shareholders and request approval therefor. With respect to the business report, he/she shall report the contents thereof to the Ordinary General Meeting of Shareholders.

Amended to add effective date of amended Articles of Incorporation as of date of the resolution at the Annual General Meeting of Shareholders.

(5) When the approval of the General Meeting of Shareholders is obtained for the documents listed in Paragraph (1), the President (hwejang) shall, without delay, give a public notice of the balance sheet and the audit opinion thereon of an independent auditor.

(5) When the approval of the General Meeting of Shareholders is obtained for the documents listed in Paragraph (1), the Representative Director shall, without delay, give a public notice of the balance sheet and the audit opinion thereon of an independent auditor.

Before Amendment	After Amendment	Purpose
<New>

ADDENDUM (March 30, 2020)

Article 1. (Enforcement Date)

These Articles of Incorporation shall become effective as of the date of resolution of the General Meeting of Shareholders.

Article 2. (Transitional Measure)

① The candidate for President as confirmed as at the time these Articles of Incorporation enter into force, pursuant to the previous Articles of Incorporation, shall be deemed the candidate for Representative Director as confirmed by these Articles of Incorporation.

Amended to add effective date of amended Articles of Incorporation as of date of the resolution at the Annual General Meeting of Shareholders.

Before Amendment	After Amendment	Purpose
<New>

k Resolutions and reports of the Board of Directors or committees within the Board of Director taken pursuant to the previous Articles of Associations, associated with the General Meeting of Shareholders as at the time these Articles of Incorporation enter into force, shall be deemed to have been taken in accordance with these Articles of Incorporation.

Amended to add effective date of amended Articles of Incorporation as of date of the resolution at the Annual General Meeting of Shareholders.

Agenda No.  2

Election of Representative Director

Pursuant to Article 25 (Election of Representative Director and Directors) of the Articles of Incorporation of KT, approval on the election of the Representative Director is hereby requested.

Nomination Process:

KT’s Board of Directors further improved corporate governance quality by amending the Articles of Incorporation in FY2018. Under the amendment, the nomination of the Representative Director candidate became more fair and transparent with the selection process being performed by three separate deliberate bodies – the Corporate Governance Committee (the “CGC”), the Representative Director Candidate Evaluation Committee (the “Evaluation Committee”), and the Board.

Since last April, the Board embarked on a public search for the best candidate to lead KT as the next Representative Director. The CGC compiled information on potential candidates largely through a public application process as well as recommendations from professional institutions. In turn, an initial list of 37 potential candidates was generated on November 6, 2019. The CGC further conducted rigorous evaluation up until December 12, 2019 in order to narrow down the list to nine preliminary candidates. The shortlisted candidates were reported to the Board.

As the next step, the Evaluation Committee, consisting of all independent directors and one executive director, performed in-depth interviews of each preliminary candidate. Based on the input from the Evaluation Committee and further deliberation by the Board, on December 27, 2019, the Board nominated Mr. Ku as the final Representative Director candidate to be voted at the upcoming AGM. The Board strived to maintain the highest regard for fairness and transparency in the nomination process by making public announcements on six distinct milestones throughout the process.

Evaluation Criteria:

The Board considered valuable opinions from various stakeholders in finalizing the qualities expected from the KT Representative Director. Upon further deliberation, qualities of the Representative Director considered to be of utmost importance by the Board were passion to grow KT as a premiere global organization, vision and strategy the KT group, track record in corporate management, knowledge of the economic and business environments, capacity to lead the Company with the highest standard of ethics and respect for compliance, and capability to promote the ICT industry. Pursuant to the Articles of Incorporation, the Board also has carefully considered any potential risks associated with Mr. Ku serving as the Representative Director of KT.

Selection Rationale:

Upon joining KT Corporation in 1987, Mr. Ku has served in a diverse range of capacities within the Company. He is regarded as a well-qualified expert in a broad ICT industries and core telecommunications businesses, including wireless, internet, and IPTV. Mr. Ku has demonstrated his capability as the next Representative Director through his achievements in executing a number of key corporate strategies, particularly in portfolio management, cost structural improvement, and advancement of corporate culture. The Board determined that Mr. Ku is the ideal person to take KT to the next stage of corporate development by navigating through fast-changing environment led by the Fourth Industrial Revolution with his vision, strategic management skills, and deep insight in the ICT industries.

Additional Information:

To view a letter to shareholders from BOD with respect to the nomination process, please refer to the below link for the IR newsletter published on February 11, 2020.

https://corp.kt.com/eng/html/investors/resources/news.html

Candidate Profile:
Full Name: Mr. Hyeon-Mo Ku
Current Occupation: Head of Customer Group, KT Corporation

Date of Birth	January 13, 1964

Recommended by	The Board of Directors

Relation to the Largest Shareholder	None

Transactions with the Company (recent three years)	None

Taxes in Arrears / Management of any Insolvent Companies / Statutory Reasons for Disqualification (recent five years)	None

Other Board Service/ Number of KT Shares Owned	None / 13,005 Shares

Service Term	March 30, 2020 to the 2023 AGM (three-year term)

Current Occupation	Head of Customer Group, KT Corporation

• Educational Background

• 1998	Ph.D., Management Engineering, KAIST

• 1987	M.S., Management Science, KAIST

• 1985	B.E.,Industrial Engineering, Seoul National University

• Professional Associations

• 2020 – Present	Head of Customer Group, KT Corporation

• 2019 – 2019	Head of Customer & Media Group, KT Corporation

• 2017 – 2018	Head of Corporate Planning Group, KT Corporation

• 2015 – 2017	Head of Corporate Management Group, KT Corporation

• 2014 – 2015	Head of KT CEO Office, KT Corporation

• 2013 – 2014	Head of T&C Operating Office, KT Corporation

• 2011 – 2012	Head of Retail Channel Business Unit, KT Corporation

• 2010 – 2011	Head of Mobile Business Strategy Business Unit, KT Corporation

• 2009 – 2010	Head of Corporate Management Strategy Department, KT Corporation

Agenda No.  3

Approval of Financial Statements for the 38th Fiscal Year

Pursuant to Article 449 of the Commercial Code (Approval and Public Notice of Financial Statements), approval of the financial statements for the 38th fiscal year is hereby requested.

Background Information

Subsequent pages include only financial statements for both consolidated and separate bases. The financial statements have been audited by an independent auditor. On March 10, 2020, a full copy of the Independent Auditor’s Report, including opinion pages and a report on ICOFR*, was filed with SEC as a Form 6-K. Financial notes is also included in the Independent Auditor’s Report and should be read in conjunction with financial statements.

*	ICOFR : Internal Controls over Financial Reporting

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

Years Ended December 31, 2019 and 2018

(in millions of Korean won)	Notes	December 31, 2019		December 31, 2018
Assets

Current assets
Cash and cash equivalents	4, 5	~~W~~	2,305,894	~~W~~	2,703,422
Trade and other receivables, net	4, 6		5,906,445		5,807,421
Other financial assets	4, 7		868,388		994,781
Current income tax assets			68,120		4,046
Inventories, net	8		665,498		683,998
Current assets held-for-sale	10		83,602		13,035
Other current assets	9		2,000,308		1,687,549

Total current assets			11,898,255		11,894,252

Non-current assets
Trade and other receivables, net	4, 6		1,181,797		842,995
Other financial assets	4, 7		821,658		623,176
Property and equipment, net	11, 21		13,785,299		13,068,257
Right-of-use assets	21		788,497		—
Investment properties, net	12		1,387,430		1,091,084
Intangible assets, net	13		2,834,037		3,407,123
Investments in associates and joint ventures	14		267,660		272,407
Deferred income tax assets	31		411,171		443,641
Other non-current assets	9		685,488		545,895

Total non-current assets			22,163,037		20,294,578

Total assets		~~W~~	34,061,292	~~W~~	32,188,830

The above consolidated financial statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

Years Ended December 31, 2019 and 2018

(in millions of Korean won)	Notes	December 31, 2019		December 31, 2018
Liabilities

Current liabilities
Trade and other payables	4, 15	~~W~~	7,597,478	~~W~~	6,948,191
Borrowings	4, 16		1,185,725		1,368,481
Other financial liabilities	4, 7		943		942
Current income tax liabilities			66,266		249,837
Other provisions	17		175,612		111,461
Deferred income			53,474		52,878
Other current liabilities	9		1,031,958		655,914

Total current liabilities			10,111,456		9,387,704

Non-current liabilities
Trade and other payables	4, 15		1,082,219		1,409,330
Borrowings	4, 16		6,113,142		5,279,812
Other financial liabilities	4, 7		149,136		163,454
Net defined benefit liabilities	18		365,663		561,269
Other provisions	17		78,549		163,995
Deferred income			99,180		110,702
Deferred income tax liabilities	31		425,468		206,473
Other non-current liabilities	9		449,526		174,811

Total non-current liabilities			8,762,883		8,069,846

Total liabilities			18,874,339		17,457,550

Equity attribute to owners of the Controlling Company
Share capital	22		1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	23		11,637,185		11,328,859
Accumulated other comprehensive income	24		194,934		50,158
Other components of equity	24		(1,170,083)		(1,181,083)

			13,666,793		13,202,691

Non-controlling interest			1,520,160		1,528,589

Total equity			15,186,953		14,731,280

Total liabilities and equity		~~W~~	34,061,292	~~W~~	32,188,830

The above consolidated financial statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Profit or Loss

Years Ended December 31, 2019 and 2018

(in millions of Korean won, except per share amounts)	Notes	2019		2018
Operating revenue	26	~~W~~	24,342,064	~~W~~	23,460,143
Operating expenses	28		23,190,999		22,198,621

Operating profit			1,151,065		1,261,522
Other income	29		259,431		215,998
Other expenses	29		429,980		319,895
Finance income	30		424,395		374,243
Finance costs	30		421,931		435,659
Share of net losses of associates and joint venture	14		(3,304)		(5,467)

Profit before income tax expense			979,676		1,090,742
Income tax expense	31		310,329		328,437

Profit for the year		~~W~~	669,347	~~W~~	762,305

Profit for the year attributable to:
Owners of the Controlling Company:		~~W~~	619,182	~~W~~	688,464
Non-controlling interest:			50,165		73,841

Earnings per share attributable to the equity holders of the Controlling Company during the year (in Korean won):	32
Basic earnings per share		~~W~~	2,526	~~W~~	2,809
Diluted earnings per share			2,524		2,809

The above consolidated statements of profit or loss should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2019 and 2018

(in millions of Korean won)	Notes	2019		2018
Profit for the year		~~W~~	669,347	~~W~~	762,305

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liability	18		(25,777)		(73,511)
Share of remeasurement loss of associates and joint ventures			649		(816)
Gain (loss) on valuation of equity instruments at fair value through other comprehensive income			155,319		43,077
Items that may be subsequently reclassified to profit or loss:
Gain on valuation of debt instruments at fair value through other comprehensive income			11,833		734
Valuation gain on cash flow hedge			67,548		17,268
Other comprehensive income from cash flow hedges reclassified to profit or loss			(44,684)		(44,279)
Share of other comprehensive income from associates and joint ventures			2,517		(41)
Exchange differences on translation of foreign operations			4,933		2,940

Total comprehensive income for the year		~~W~~	841,685	~~W~~	707,677

Total comprehensive income for the year attributable to:
Owners of the Controlling Company		~~W~~	741,820	~~W~~	632,072
Non-controlling interest			99,865		75,605

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2019 and 2018

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance at December 31, 2017		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,988,396	~~W~~	30,985	~~W~~	(1,205,302)	~~W~~	11,818,836	~~W~~	1,391,764	~~W~~	13,210,600

Changes in accounting policy			—		—		956,704		17,741		—		974,445		77,128		1,051,573
Balance at January 1, 2018			1,564,499		1,440,258		10,945,100		48,726		(1,205,302)		12,793,281		1,468,892		14,262,173

Comprehensive income
Profit for the year			—		—		688,464		—		—		688,464		73,841		762,305
Remeasurements of net defined benefit liabilities	18		—		—		(61,449)		—		—		(61,449)		(12,062)		(73,511)
Share of loss on remeasurements of associates and joint ventures			—		—		(816)		—		—		(816)		—		(816)
Share of other comprehensive income of associates and joint ventures			—		—		—		(136)		—		(136)		95		(41)
Valuation loss on cash flow hedge	4,7		—		—		—		(27,011)		—		(27,011)		—		(27,011)
Gain(loss) on disposal of equity instruments at fair value through other comprehensive income	4,7		—		—		4,441		(4,441)		—		—		—		—
Gain on valuation of financial instruments at fair value through other comprehensive income	4,7		—		—		—		30,731		—		30,731		13,080		43,811
Exchange differences on translation of foreign operations			—		—		—		2,289		—		2,289		651		2,940

Total comprehensive income for the year			—		—		630,640		1,432		—		632,072		75,605		707,677

Transactions with owners
Dividends paid by the Controlling Company			—		—		(245,097)		—		—		(245,097)		—		(245,097)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(53,535)		(53,535)
Change in consolidation scope			—		—		—		—		(1,803)		(1,803)		102		(1,701)
Change in ownership interest in subsidiaries			—		—		—		—		11,118		11,118		37,471		48,589
Appropriations of loss on disposal of treasury stock			—		—		(2,046)		—		2,046		—		—		—
Disposal of treasury stock			—		—		—		—		9,547		9,547		—		9,547
Others			—		—		262		—		3,311		3,573		54		3,627

Subtotal			—		—		(246,881)		—		24,219		(222,662)		(15,908)		(238,570)

Balance at December 31, 2018		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,328,859	~~W~~	50,158	~~W~~	(1,181,083)	~~W~~	13,202,691	~~W~~	1,528,589	~~W~~	14,731,280

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2019 and 2018

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at December 31, 2018		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,328,859	~~W~~	50,158	~~W~~	(1,181,083)	~~W~~	13,202,691	~~W~~	1,528,589	~~W~~	14,731,280
Changes in accounting policy	42		—		—		(3,890)		—		—		(3,890)		—		(3,890)
Balance as at January 1, 2019			1,564,499		1,440,258		11,324,969		50,158		(1,181,083)		13,198,801		1,528,589		14,727,390
Comprehensive income
Profit for the year			—		—		619,182		—		—		619,182		50,165		669,347
Remeasurements of net defined benefit liabilities	18		—		—		(22,774)		—		—		(22,774)		(3,003)		(25,777)
Share of gain on remeasurements of associates and joint ventures			—		—		636		—		—		636		13		649
Share of other comprehensive income of associates and joint ventures			—		—		—		2,427		—		2,427		90		2,517
Valuation loss on cash flow hedge	4,7		—		—		—		22,850		—		22,850		14		22,864
Gain on valuation of financial instruments at fair value through other comprehensive income	4,7		—		—		—		114,869		—		114,869		52,283		167,152
Exchange differences on translation of foreign operations			—		—		—		4,630		—		4,630		303		4,933

Total comprehensive income for the year			—		—		597,044		144,776		—		741,820		99,865		841,685

Transactions with owners
Dividends paid by the Controlling Company			—		—		(269,659)		—		—		(269,659)		—		(269,659)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(35,500)		(35,500)
Change in consolidation scope			—		—		—		—		(245)		(245)		1,784		1,539
Change in ownership interest in subsidiaries			—		—		—		—		(9,082)		(9,082)		(74,578)		(83,660)
Appropriations of loss on disposal of treasury stock			—		—		(15,169)		—		15,169		—		—
Disposal of treasury stock			—		—		—		—		3,346		3,346		—		3,346
Others			—		—		—		—		1,812		1,812		—		1,812

Subtotal			—		—		(284,828)		—		11,000		(273,828)		(108,294)		(382,122)

Balance as at December 31, 2019		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,637,185	~~W~~	194,934	~~W~~	(1,170,083)	~~W~~	13,666,793	~~W~~	1,520,160	~~W~~	15,186,953

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2019 and 2018

(in millions of Korean won)	Notes	2019		2018
Cash flows from operating activities
Cash generated from operations	34	~~W~~	4,058,065	~~W~~	4,212,222
Interest paid			(255,908)		(304,428)
Interest received			276,349		242,951
Dividends received			18,922		14,074
Income tax paid			(352,255)		(154,355)

Net cash inflow from operating activities			3,745,173		4,010,464

Cash flows from investing activities
Collection of loans			63,517		64,023
Disposal of financial assets at fair value			720,148		397,224
through profit or loss
Disposal of financial assets at amortized cost			422,637		255,290
Disposal of financial assets at fair value through other comprehensive income			—		2,474
Disposal of investments in associates and joint ventures			16,930		7,832
Disposal of assets held-for-sale			28,834		9,842
Disposal of property and equipment and investment properties			42,554		90,992
Disposal of intangible assets			12,097		20,037
Disposal of right-of-use assets			9,393		—
Discontinued operations			1,977		—
Loans granted			(65,138)		(60,229)
Acquisition of financial assets at fair value through profit or loss			(793,977)		(158,787)
Acquisition of financial assets at amortized cost			(501,838)		(248,789)
Acquisition of financial assets at fair value through other comprehensive income			(14,277)		(16,239)
Acquisition of investments in associates and joint ventures			(29,980)		(34,420)
Acquisition of property and equipment and investment properties			(3,263,338)		(2,260,879)
Acquisition of intangible assets			(530,775)		(746,213)
Acquisition of right-of-use assets			(6,236)		—
Decrease in cash due to business combination, etc.			—		(26,288)

Net cash outflow from investing activities			(3,887,472)		(2,704,130)

The above consolidated financial statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2019 and 2018

Cash flows from financing activities	35
Proceeds from borrowings			1,951,568		1,473,016
Settlement of derivative assets and liabilities, net			23,901		(3,461)
Cash inflow from other financing activities			65,698		13,939
Repayments of borrowings			(1,377,394)		(1,612,731)
Dividends paid			(305,159)		(298,632)
Decrease in leases liabilities
(2018: Decrease in finance lease liabilities)			(485,444)		(73,885)
Acquisition of treasury stock			—		(24,415)
Cash outflow from consolidated equity transaction			(122,918)		(5,506)

Net cash outflow from financing activities			(249,748)		(531,675)

Effect of exchange rate change on cash and cash equivalents			(5,481)		581

Net increase (decrease) in cash and cash equivalents			(397,528)		775,240
Cash and cash equivalents
Beginning of the year	5		2,703,422		1,928,182

End of the year	5	~~W~~	2,305,894	~~W~~	2,703,422

The above consolidated financial statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation

Separate Statements of Financial Position

December 31, 2019 and 2018

(in millions of Korean won)	Notes	December 31, 2019		December 31, 2018
Assets
Current assets
Cash and cash equivalents	4,5	~~W~~	1,328,397	~~W~~	1,779,745
Trade and other receivables, net	4,6		3,231,008		2,968,764
Other financial assets	4,7		100,830		75,401
Inventories, net	8		477,138		465,273
Current income tax assets			64,967		—
Current assets held-for-sale	10		82,865		—
Other current assets	9		1,951,064		1,572,436

Total current assets			7,236,269		6,861,619

Non-current assets
Trade and other receivables, net	4,6		1,063,440		766,316
Other financial assets	4,7		179,240		130,651
Property and equipment, net	11		11,447,952		10,864,398
Right-of-use assets	21		714,968		—
Investment properties, net	12		769,019		600,624
Intangible assets, net	13		2,239,882		2,773,387
Investments in subsidiaries, associates and joint ventures	14		3,501,391		3,547,683
Other non-current assets	9		581,693		466,228

Total non-current assets			20,497,585		19,149,287

Total assets		~~W~~	27,733,854	~~W~~	26,010,906

The above separate financial statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation

Separate Statements of Financial Position

December 31, 2019 and 2018

(in millions of Korean won)		December 31, 2019		December 31, 2018
Liabilities
Current liabilities
Trade and other payables	4, 15	~~W~~	4,729,683	~~W~~	3,943,162
Borrowings	4, 16		1,052,526		1,181,434
Current income tax liabilities	30		—		182,548
Provisions	17		167,729		103,703
Deferred income			45,754		48,002
Other current liabilities	9		768,961		449,648

Total current liabilities			6,764,653		5,908,497

Non-current liabilities
Trade and other payables	4, 15		1,028,886		1,355,598
Borrowings	4, 16		5,975,514		5,132,103
Other financial liabilities	4,7		18,632		61,833
Net defined benefit liabilities	18		274,598		429,163
Provisions	17		69,990		111,982
Deferred income	26		91,703		105,241
Deferred income tax liabilities	30		206,440		29,116
Other non-current liabilities	9		406,737		165,645

Total non-current liabilities			8,072,500		7,390,681

Total liabilities			14,837,153		13,299,178

Equity
Share capital	22		1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	23		10,869,987		10,740,042
Accumulated other comprehensive income	24		23,449		(11,251)
Other components of equity	24		(1,001,492)		(1,021,820)

Total equity			12,896,701		12,711,728

Total liabilities and equity		~~W~~	27,733,854	~~W~~	26,010,906

The above separate financial statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation

Separate Statements of Profit or Loss

Years Ended December 31, 2019 and 2018

(in millions of Korean won, except per share amounts)	Notes	2019		2018
Operating revenue	26	~~W~~	18,204,751	~~W~~	17,356,537
Operating expenses	27		17,465,529		16,404,913

Operating profit			739,222		951,624
Other income	28		322,880		367,783
Other expenses	28		441,273		379,797
Finance income	29		383,514		334,467
Finance costs	29		377,721		388,401

Profit before income tax			626,622		885,676
Income tax expense	30		194,794		324,452

Profit for the year		~~W~~	431,828	~~W~~	561,224

Earnings per share
Basic earnings per share	31	~~W~~	1,761	~~W~~	2,290
Diluted earnings per share	31		1,761		2,290

The above separate statements of profit or loss should be read in conjunction with the accompanying notes.

KT Corporation

Separate Statements of Comprehensive Income

Years Ended December 31, 2019 and 2018

(in millions of Korean won)	Notes	2019		2018
Profit for the year		~~W~~	431,828	~~W~~	561,224

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liability	18		(10,906)		(42,959)
Gain (loss) on valuation of equity instruments at fair value through other comprehensive income			59		(1,587)
Items that may be subsequently reclassified to profit or loss:
Gain on valuation of debt instruments at fair value through other comprehensive income	4		11,274		2,569
Valuation gain on cash flow hedges	4,7		64,488		16,360
Other comprehensive income from cash flow hedges reclassified to profit or loss	4		(41,121)		(44,843)

Total other comprehensive gain (loss)		~~W~~	23,794	~~W~~	(70,460)

Total comprehensive income for the year		~~W~~	455,622	~~W~~	490,764

The above separate statements of comprehensive income should be read in conjunction with the accompanying notes.

KT Corporation

Separate Statements of Changes in Equity

Years Ended December 31, 2019 and 2018

(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total
Balance at January 1, 2018		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,478,730	~~W~~	(1,502)	~~W~~	(1,036,683)	~~W~~	11,445,302

Changes in accounting policy			—		—		990,190		17,752		—		1,007,942

Adjusted total equity at the beginning of the financial year			1,564,499		1,440,258		10,468,920		16,250		(1,036,683)		12,453,244

Comprehensive income
Profit for the year			—		—		561,224		—		—		561,224
Gain on valuation of financial assets at fair value through other comprehensive income	4		—		—		—		982		—		982
Remeasurements of the net defined benefit liability	18		—		—		(42,959)		—		—		(42,959)
Valuation loss on cash flow hedge	4		—		—		—		(28,483)		—		(28,483)

Total comprehensive income for the year			—		—		518,265		(27,501)		—		490,764

Transactions with equity holders
Dividends paid	32		—		—		(245,097)		—		—		(245,097)
Appropriation of retained earnings related to loss on disposal of treasury stock	23		—		—		(2,046)		—		2,046		—
Disposal of treasury stock			—		—		—		—		7,065		7,065
Others			—		—		—		—		5,752		5,752

Balance at December 31, 2018		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	10,740,042	~~W~~	(11,251)	~~W~~	(1,021,820)	~~W~~	12,711,728

Balance at January 1, 2019		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	10,740,042	~~W~~	(11,251)	~~W~~	(1,021,820)	~~W~~	12,711,728

Changes in accounting policy	38		—		—		(6,149)		—		—		(6,149)

Adjusted total equity at the beginning of the financial year			1,564,499		1,440,258		10,733,893		(11,251)		(1,021,820)		12,705,579

Comprehensive income
Profit for the year			—		—		431,828		—		—		431,828
Gain on valuation of financial assets at fair value through other comprehensive income	4		—		—		—		11,333		—		11,333
Remeasurements of the net defined benefit liability	18		—		—		(10,906)		—		—		(10,906)
Valuation loss on cash flow hedge	4		—		—		—		23,367		—		23,367

Total comprehensive income for the year			—		—		420,922		34,700		—		455,622

Transactions with equity holders
Dividends paid	32		—		—		(269,659)		—		—		(269,659)
Appropriation of retained earnings related to loss on disposal of treasury stock	23		—		—		(15,169)		—		15,169		—
Disposal of treasury stock			—		—		—		—		3,346		3,346
Others			—		—		—		—		1,813		1,813

Balance at December 31, 2019		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	10,869,987	~~W~~	23,449	~~W~~	(1,001,492)	~~W~~	12,896,701

The above separate statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation

Separate Statements of Cash Flows

Years Ended December 31, 2019 and 2018

(in millions of Korean won)	Notes	2019		2018
Cash flows from operating activities
Cash generated from operations	33	~~W~~	2,942,375	~~W~~	3,489,612
Interest paid			(238,269)		(288,461)
Interest received			233,247		204,310
Dividends received			128,895		182,805
Income tax paid			(244,576)		(28,966)

Net cash inflow from operating activities			2,821,672		3,559,300

Cash flows from investing activities
Collection of loans			59,368		60,168
Disposal of current financial instruments at amortized cost			—		2,060
Disposal of non-current financial instruments at amortized cost			3,780		2,520
Disposal of financial assets at fair value through profit or loss			4,891		2,199
Disposal of investments in subsidiaries, associates and joint ventures			22,042		4,875
Disposal of assets held-for-sale			—		2,742
Disposal of property and equipment			29,201		65,479
Disposal of intangible assets			8,325		9,560
Disposal of right-of-use assets			9,121		—
Loans granted			(56,587)		(62,870)
Acquisition of current financial instruments at amortized cost			(22,034)		(290)
Acquisition of financial assets at fair value through profit or loss			(29,027)		(3,049)
Acquisition of financial assets at fair value through other comprehensive income			(37)		(16,239)
Acquisition of investments in subsidiaries, associates and joint ventures			(155,011)		(61,116)
Acquisition of property and equipment			(2,663,477)		(1,990,108)
Acquisition of intangible assets			(406,456)		(623,134)
Acquisition of right-of-use assets			(6,173)		—

Net cash outflow from in investing activities			(3,202,074)		(2,607,203)

Cash flows from financing activities
Proceeds from borrowings and bonds			1,829,643		1,330,899
Dividend paid			(269,659)		(245,097)
Repayments of borrowings and debentures			(1,189,773)		(1,322,537)
Settlement of derivative assets and liabilities, net			23,901		(3,461)
Acquisition of treasury stock			—		(24,415)
Decrease in lease liabilities
(2018: Decrease in finance lease liabilities)			(464,789)		(73,873)

Net cash outflow from financing activities	34		(70,677)		(338,484)

Effect of exchange rate change on cash and cash equivalents			(269)		(270)

Net increase (decrease) in cash and cash equivalents			(451,348)		613,343
Cash and cash equivalents
Beginning of the year	5		1,779,745		1,166,402

End of the year	5	~~W~~	1,328,397	~~W~~	1,779,745

The above separate financial statements of cash flows should be read in conjunction with the accompanying notes.

Agenda No.  4

Election of Directors

Pursuant to Article 382(Appointment of Directors, Relationship with Company and Outside Directors) and Article 542-8(Appointment of Outside Directors) of the Commercial Code, Article 25(Election of the Representative Director and Directors) and Article 42(Outside Director Candidates Recommendation Committee) of the Articles of Incorporation, approval of the election of directors is hereby requested.

At the 38th Annual General Meeting of Shareholders, a total of seven (7) directors shall be elected – three inside directors and four outside directors. The candidate for Representative Director is further disclosed in detail in the Agenda No.2 – Election of Representative Director included herein. The Representative Director Candidate has recommended two candidates for inside directors with the consent of the Board of Directors. The Outside Director Nominating Committee has nominated four outside director candidates.

Biographies of candidates are disclosed in the subsequent pages.

<Agenda No. 4-1, Inside Director Candidate> Full Name: Mr. Yoon-Young Park Current Occupation: Head of Enterprise Business Group, KT Corporation
Date of Birth	April 18, 1962
Recommended by	Representative Director Candidate w/ the consent of BOD
Relation to the Largest Shareholder	None
Transactions with the Company (recent three years)	None
Taxes in Arrears / Management of any Insolvent Companies / Statutory Reasons for Disqualification (recent five years)	None
Service Term	March 30, 2020 to the 2021 AGM (one-year term)

• Educational Background

• 1992	Ph.D. in Civil Engineering, Seoul National University

• 1987	Master’s in Civil Engineering, Seoul National University

• 1984	Bachelor’s in Civil Engineering, Seoul National University

• Professional Associations

• 2020 – Present	Head of Enterprise Business Group, KT Corporation

• 2019 – 2019	Head of Global Business Group, KT Corporation

• 2017 – 2019	Head of Enterprise Business Group, KT Corporation

• 2015 – 2017	Head of Enterprise Business Consulting Business Unit, KT Corporation

• 2015 – 2015	Head of Future Business Development Unit, KT Corporation

• 2014 – 2014	Head of Future Business Development Group, KT Corporation

• 2013 – 2013	Head of Convergence Laboratory, KT Corporation

• 2010 – 2012	Head of SD Group Technology Development Office, KT Corporation

• Rationale for Recommendation

Mr. Park has spent 23 years of his career with KT with broad experience in working across all facets of the group, including R&D, Marketing, New Business, B2B, Global, and others. He has been a key player in executing innovative business plans and bringing in an efficient way of working that have brought actual growth and improvement to the Company.

Especially in the B2B market, he has played a major role in transforming the Company’s market approach from a supplier’s perspective to a customer/market-driven perspective. This positive initiative has resulted in an increase of transaction volumes and financial revenues generated from the B2B business.

In FY 2020, the Company has set a new strategic plan to further enhance quality of its customer’s everyday life and to lead innovations in other industries. As a part of such initiatives, he is expected to contribute to the improvement of corporate value by delivering solid performance in capturing and fulfilling customer’s needs in the B2B market. Therefore, Mr. Park is recommended as a candidate.

<Agenda No. 4-2, Inside Director Candidate> Full Name: Mr. Jong-Ook Park Current Occupation: Head of Strategy Planning Group, Senior Executive Vice President, KT
Date of Birth	January 24, 1962
Recommended by	Representative Director Candidate w/ the consent of BOD
Relation to the Largest Shareholder	None
Transactions with the Company (recent three years)	None
Taxes in Arrears / Management of any Insolvent Companies / Statutory Reasons for Disqualification (recent five years)	None
Service Term	March 30, 2020 to the 2021 AGM (one-year term)

• Educational Background

• 1992	Master’s in Law, Chonnam National University

• 1987	Bachelor’s in Law, Chonnam National University

• Professional Associations

• 2020 – Present	Head of Corporate Planning Group, KT Corporation

• 2015 – 2019	Head of Strategy Planning Office, KT Corporation

• 2014 – 2014	Head of IT Strategy Business Unit, KT Corporation

• 2012 – 2012	Head of ITS, Chief Executive Officer, ITS

• Rationale for Recommendation

Mr. Park possesses extensive experience with the Company as the head of Corporate Planning Group and Strategic Office. Under his leadership, the Company has been successful in implementing major strategic plans to lead changing market environment involving 5G, AI, and other next generation technologies. His contribution has further enhanced corporate value by enabling the Company to pioneer the evolving market.

Furthermore, he has played a significant role in managing the Company’s affiliated subsidiaries through maintaining constant communications and overseeing major KPIs. Despite fast-changing market conditions encountered by the Company’s subsidiaries, Mr. Park has executed numerous policies to lay a groundwork for subsidiaries to secure foundations for stable growth and to further improve market competitiveness.

In addition, his capabilities around strategic planning and his expertise in legal and finance sectors contributed to the establishment of more transparent corporate governance and compliance systems within the Company. Such positive transformation is expected to provide more transparency and trust to the Company’s shareholders and will be a strong foundation for the Company’s growth from a long-term perspective.

In FY 2020, the Company has set a new strategic plan to further enhance quality of its customer’s everyday life and to lead innovations in other industries. As a part of such initiatives, Mr. park is expected to contribute in improving the corporate value by supporting implementation of strategic plans to provide new value-added proposals to customers and to achieve substantial financial performance by the Company. Therefore, Mr. Park is recommended as a candidate.

<Agenda No. 4-3, Outside Director Candidate> Full Name: Mr. Chung-Gu Kang Current Occupation: Professor, College of Engineering, Korea University
Date of Birth	December 12, 1962
Recommended by	Outside Director Nominating Committee
Relation to the Largest Shareholder	None
Transactions with the Company (recent three years)	None
Taxes in Arrears / Management of any Insolvent Companies / Statutory Reasons for Disqualification (recent five years)	None
Other Board Service	Outside Director at Retreat Siargao Resort Corp.
Service Term	March 30, 2020 to the 2023 AGM (three-year term)

• Educational Background

• 1993	Ph.D. in Electrical and Computer Engineering, University of California at Irvine

• 1989	Master’s in Electrical and Computer Engineering, University of California at Irvine

• 1987	Bachelor’s in Electrical Engineering, University of California at San Diego

• Professional Associations

• 2019 – Present	Chair at Consultative Committee for Radio Policy, Ministry of Science and ICT

• 2018 – Present	Member of the National Academy of Engineering of Korea

• 2015 – 2018	Chair at Technology Development & Standardization Subcommittee, 5G Strategic Planning Committee, Ministry of Science and ICT

• 2014 – 2016	Vice-chair at PG906 IMT-Project Group, Telecommunication Technology Association

• 2008 – 2012	Director at Institute of Information & Communication Technology, Korea University

• 2006 – Present	Honorary President at Korea Institute of Communication and Information Sciences

• 1998 – Present	Professor at College of Engineering, Korea University

• 1997 – Present	Senior Member at IEE (Communication/Information Theory/Vehicular Tech. Societies)

• Rationale for Recommendation

Mr. Kang is an expert in the telecommunications sector and holds a Ph.D. in Electrical and Computer Engineering. He has an impressive track record of professional careers in relevant fields, including involvements in the National Academy of Engineering, 5G Forum Steering Committee, Korea Institute of Communication and Information Sciences, and others.

The breadth of his knowledge and experience in telecommunication sector will bring diversity of expertise to the BOD and he is expected to bring a world-class perspective in building competitiveness in telecommunication technologies, including 5G. Therefore, Mr. Kang is recommended as a candidate.

• Candidate’s Plan as Outside Director

Mr. Kang plans to provide professional advice on telecommunication network by leveraging his significant knowledge and previous involvement in the standardization of 5G technology. If elected, he will perform a great degree of due diligence and be actively involved in board meetings to not only achieve continuous development for the Company, but also to protect interests of the Company’s shareholders. Through maintaining independence, he plans to oversee whether management and other directors are performing their respective duties in an appropriate manner within statutory boundary. He will also strive for improvement of corporate governance through continuous efforts in building independence and diversity within the board.

<Agenda No. 4-4, Outside Director Candidate> Full Name: Mr. Chan-Hi Park Current Occupation: Professor, College of Business, Chuang-Ang University
Date of Birth	December 2, 1964
Recommend by	Outside Director Nominating Committee
Relation to the Largest Shareholder	None
Transactions with the Company (recent three years)	None
Taxes in Arrears / Management of any Insolvent Companies / Statutory Reasons for Disqualification (recent five years)	None
Other Board Service	Outside Director at Daelim Industrial Co., Ltd. Outside Director at Stonebridge Capital* (*Plan to resign on March 20, 2020)
Service Term	March 30, 2020 to the 2022 AGM (two-year term)

• Educational Background

• 2000	Ph.D. in Business Administration, Harvard Business School

• 1989	Master’s in Business Administration, Seoul National University

• 1987	Bachelor’s in Business Administration, Seoul National University

• Professional Associations

• 2019 – Present	Member of National Economic Advisory Council

• 2019 – Present	Outside director at Daelim Industrial Co., Ltd.

• 2017 – 2019	Member of Presidential Commission on Policy Planning

• 2008 – 2011	Outside director at SK C&C

• 2006 – 2007	Outside director at Woori Home Shopping

• 2004 – 2010	Editorial Secretariat at Korean Business Review

• 2002 – Present	Professor at College of Business, Chung-Ang University

• 1993 – 1999	Senior Manager at Office of the Chairman, Daewoo Group

• Rationale for Recommendation

Mr. Park has extensive background in both hands-on experience and depth of knowledge. He has served in corporate planning duty at Daewoo Group and also holds a Ph.D. in business administration from Harvard University. Additionally, he has served as the outside director of major corporations based in Korea, including Daelim Industrial Co., Ltd, Woori Home Shopping, SK C&C, and others.

His unique insights into corporate strategy and the breadth of his experience as outside directors will support the rational decision making process within the Board and further enhance communications with the Company’s shareholders. Therefore, Mr. Park is recommended as a candidate.

• Candidate’s Plan as Outside Director

Mr. Park plans to provide valuable opinions on the Company’s strategic plans based on extensive insights into management policy and hands-on experience in formulating global corporate strategy. If elected, he will perform due diligence to encourage management to set more realistic and clearer goals to be accomplished. He also plans to oversee whether management and other directors are performing their respective duties in an appropriate manner within statutory boundary. He has a clear understanding of the job responsibilities of an outside director and will make continuous efforts in improving both transparency in corporate governance and value for the shareholders and the Company.

<Agenda No. 4-5, Outside Director Candidate> Full Name: Mrs. Eun-Jung Yeo Current Occupation: Professor, College of Business, Chuang-Ang University
Date of Birth	February 15, 1973
Recommended by	Outside Director Nominating Committee
Relation to the Largest Shareholder	None
Transactions with the Company (recent three years)	None
Taxes in Arrears / Management of any Insolvent Companies / Statutory Reasons for Disqualification (recent five years)	None
Other Board Service	None
Service Term	March 30, 2020 to the 2023 AGM (three-year term)

• Educational Background

• 2006	Ph.D. in Economics, University of Michigan

• 1998	Master’s in Chemical Engineering, Seoul National University

• 1996	Bachelor’s in Chemical Engineering, Seoul National University

• Professional Associations

• 2019 – Present	Vice President at Korea Money and Finance Association

• 2018 – Present	Vice President at Financial Information Society of Korea

• 2018 – Present	Member of Asset Management Committee for Employment Insurance / Industrial Insurance Fund, Ministry of Employment and Labor

• 2018 – Present	Member of Financial subcommittee, Consumer Policy Committee, Fair Trade Commission, Prime Minister’s Office

• 2017 – Present	Member of Financial Developments Council, Financial Services Commission

• 2016 – Present	Member of Financing & Planning Council, City government of Seoul

• 2015 – Present	Member of Evaluation Committee for Public Funds, Ministry of Strategy and Finance

• 2013 – Present	Profess at College of Business, Chung-Ang University

• Rationale for Recommendation

Mrs. Yeo has an in-depth experience in the finance sector through her robust roles at Korea Finance Associations and Financial Information Society of Korea. She is not only a financial expert with a Ph.D. in Economics, but also has significant credentials in the field of engineering. The breadth of her knowledge in financial technologies, including virtual currency and payments, will contribute to the transformation of the Company as a platform service provider.

Pursuant to the commercial code Article 37, Mrs. Yeo is also qualified as a finance/accounting expert which will help improve transparency within the Company. She is also expected to bring gender diversity and unique perspectives to the Board. Therefore, Mrs. Yeo is recommended as a candidate.

• Candidate’s Plan as Outside Director

Mrs. Yeo plans to bring valuable insights on the Company’s financial aspects through her professional credentials associated with the finance field. If elected, she will actively contribute to the board in order to ensure that the board makes the best business decisions to maximize both shareholders and corporate value. To create more transparent management, she plans to oversee whether management and other directors are performing their respective duties in an appropriate manner within statutory boundary. She will also pursue enhancement of corporate governance by placing an emphasis on diversity and independence within the board.

<Agenda No. 4-6, Outside Director Candidate> Full Name: Mr. Hyun-Myung Pyo Current Occupation: Outside Director, JB Financial Group Co., Ltd.
Date of Birth	October 21, 1958
Recommend by	Outside Director Nominating Committee
Relation to the Largest Shareholder	None
Transactions with the Company (recent three years)	None
Taxes in Arrears / Management of any Insolvent Companies / Statutory Reasons for Disqualification (recent five years)	None
Other Board Service	JB Financial Holdings Group Co., Ltd. (Plan to resign on March 26, 2020)
Service Term	March 30, 2020 to the 2023 AGM (three-year term)

• Educational Background

• 1998	Ph.D. in Telecommunication Engineering, Korea University

• 1983	Master’s in Telecommunication Engineering, Korea University

• 1977	Bachelor’s in Electronic Engineering, Korea University

• Professional Associations

• 2019 – Present	Outside Director at JB Financial Group Co., Ltd.

• 2016 – 2018	Chairman at Korea Marketing Club

• 2015 – 2018	CEO at Lotte Rental Co., Ltd.

• 2014 – 2015	CEO at KT Rental Co., Ltd.

• 2014 – 2016	Adjunct Professor at Korea Advanced Institute of Science and Technology (KAIST)

• 2013 – 2014	Chairman at Korea Association of Smart Home

• 2011 – 2015	Outside Director at Advanced Institute of Convergence Technology

• 2010 – 2012	Outside Director at Global Standard for Mobile Communication Association

• 2010 – 2014	President at KT Corporation, KT

• 2006 – 2009	Chairman at WiMAX Operators Alliance

• Rationale for Recommendation

Mr. Pyo is a well-respected expert in telecommunication sector with a Ph.D. in telecommunication Engineering as well as his experience as a professor at the Korea Advanced Institute of Science and Technology. He also has a deep understanding of the business environment of the telecommunications industry through his past associations with the Company as the head of Mobile Business Group and Corporate Center.

Furthermore, Mr. Pyo’s successful achievements in professional management willfacilitate the Company’s efforts in pursuing ongoing transformation and innovations. The breadth of his educational and professional background will further diversify expertise among the outside directors. His experience as an outside director for Lotte Rental Co., Ltd and JB Financial Group will create potential synergies with the Company’s mobility/finance business areas. Therefore, Mr. Pyo is recommended as a candidate.

• Candidate’s Plan as Outside Director

Mr. Pyo plans to bring a professional advice to the board and management through an in-depth understanding of telecommunication business obtained during his previous association with the Company. If elected, he will actively participate in the board activities to make sure decision making is executed in the best interests of the shareholders and long-term value of the Company. He will oversee whether management and other directors are performing their respective duties in an appropriate manner with statutory boundary. Pursuant to the relevant regulations and the Articles of Incorporation of the Company, he will contribute continuously to build a more diversified and independent board.

Board of Directors - Activity & Tenure Status

1) Summary of Meeting Attendance

Outside Directors	Percentage of Attendance*
• Outside Directors

Dae-You Kim	100%

Gang-Cheol Lee	92%

Hee-Yol Yu	100%

Tae-Yoon Sung	100%

Jong-Gu Kim	100%

Gae-Min Lee	100%

Il Im	100%

Suk-Gwon Chang	100%

*	Percentage of attendance is calculated over FY 2019

2) Comparison of BOD Members

Before AGM	After AGM
• Inside Directors

Chang-Gyu Hwang	Hyeon-Mo Ku

Dong-Myun Lee	Yoon-Young Park

In-Hoe Kim	Jong-Ook Park

• Outside Directors

Dae-You Kim*	Dae-You Kim*

Gang-Cheol Lee	Gang-Cheol Lee

Hee-Yol Yu	Hee-Yol Yu

Tae-Yoon Sung	Sung, Taeyoon*

Jong-Gu Kim*	Chung-Gu Kang*

Gae-Min Lee	Chan-Hi Park

Il Im*	Eun-Jung Yeo*

Suk-Gwon Chang*	Hyun-Myung Pyo

*	Members of the Audit Committee
Represents directors who are new candidates for KT Board of Directors

3) Tenure Status of BOD Members

	Name	Initial Appointment	Recent Appointment	End of Tenure
Inside Directors	Hyeon-Mo Ku	March 2020*	March 2020*	AGM 2023*
	Yoon-Young Park	March 2020*	March 2020*	AGM 2021*
	Jong-Ook Park	March 2020*	March 2020*	AGM 2021*

Outside Directors	Dae-You Kim	March 2018	March 2018	AGM 2021
	Gang-Cheol Lee	March 2018	March 2018	AGM 2021
	Hee-Yol Yu	March 2019	March 2019	AGM 2022
	Tae-Yoon Sung	March 2019	March 2019	AGM 2022
	Chung-Gu Kang	March 2020*	March 2020*	AGM 2023*
	Chan-Hi Park	March 2020*	March 2020*	AGM 2022*
	Eun-Jung Yeo	March 2020*	March 2020*	AGM 2023*
	Hyun-Myung Pyo	March 2020*	March 2020*	AGM 2023*

*	implies the date under the assumption of approval of election at the 38th AGM.
Refers to directors who are new candidates for KT Board of Directors

The following are biographies of outside directors who have tenure periods remaining beyond the 38th AGM. Information is provided to further align with the Company’s core value of transparency within corporate governance.

Mr. Dae-You Kim

Date of Birth	July 21, 1951

Current Occupation	Outside Director, DB Life Insurance Co., Ltd.

Other Board Services	Outside Director, DB Life Insurance Co., Ltd

• Educational Background

• 1993	Ph.D., Public Policy & Administration, University of Wisconsin

• 1977	M.A., Graduate School of Public Administration

• 1975	B.A., International Trade, Seoul National University

• Professional Associations

• 2018 – Present	Outside Director, DB Life Insurance Co., Ltd.

• 2010 – 2016	Vice Chairman, Wonik Investment Partners

• 2010 – 2013	Affairs Professor, Hanyang University

• 2008 – 2010	Chair-Professor, Kangwon Univ. / Research Fellow, KDI

• 2007 – 2008	Economic Policy Top Secretary, Presidential Secretariat (Vice Minister Level)

• 2006 – 2007	The 9th Director, National Statistical Office (Vice Minister Level)

Mr. Gang-Cheol Lee

Date of Birth	May 6, 1947

Current Occupation	Non-standing Auditor, Ultra V Co., Ltd.

Other Board Service	None

• Educational Background

• 1974	B.S., Political Science & Diplomacy, Kyungbuk National University

• Professional Associations

• 2017 – Present	Non-standing Auditor, UltraV Co., Ltd

• 2013 – 2016	Advisor, K4M Co., Ltd.

• 2006 – 2008	Presidential Special Aide for Political Affairs

• 2005 – 2008	Director, Shinhan Scholarship Foundation

• 2005 – 2005	Senior Secretary for Civil & Social Affairs, Office of the President

Mr. Hee-Yol Yu

Date of Birth	January 12, 1947

Current Occupation	Professor, Pusan National University

Other Board Service	None

• Educational Background

• 1996	Ph.D., Politics and Science & Technology Policy Making, Korea University

• 1982	M. Phil., Technology Innovation Science Policy Research Unit, Sussex University

• 1969	M.A., Public Administration, Seoul National University

• 1965	B.A., Liberal Arts and Sciences, Seoul National University

• Professional Associations

• 2012 – Present	Board Chairperson, Korea Carbon Capture & Sequestration R&D Center

• 2009 – Present	Chair-Professor, Pusan National University

• 2012 – 2017	Chairman, Korea Edge Technology & Management Development Center

• 2005 – 2006	Committee Member, Technology Transfer and Business Policy Council in the Ministry of Commerce, Industry and Energy

• 2004 – 2006	President, Korea Institute of S &T Evaluation and Planning

• 2001 – 2002	Vice Minister of the Ministry of Science & Technology

Mr. Tae-Yoon Sung

Date of Birth	February 13, 1970

Current Occupation	School of Economics, Yonsei University

Other Board Service	None

• Educational Background

• 2002	Ph.D. in Economics, Harvard University

• 1997	Master’s in Economics, Yonsei University

• 1995	Bachelor’s in Economics, Yonsei University

• Professional Associations

• 2018 – Present	Dean of Underwood International College, Yonsei University

• 2017 – Present	Director at Korea Money and Finance Association

• 2017 – 2018	Member of Macro Economic subcommittee, National Economic Advisory Council

• 2016 – Present	Editorial Member at Editorial Committee, Korea Economic Association

• 2007 – Present	Professor at School of Economics, Yonsei University

• 2004 – 2007	Professor at Graduate School of Management, KAIST

• 2002 – 2004	Research Fellow at Division of Financial Economics, Korea Development Institute

Agenda Item No.  5

Election of Members of the Audit Committee

Pursuant to the Article 542-11(Audit Committee) and Article 542-12(Composition of Audit Committee) of Commercial Code, approval of the election of the members of the Audit Committee is hereby requested.

At this Annual General Meeting of Shareholders, three (3) members of the Audit Committee will be elected.

Limit on Exercising Voting Rights for Election of the Members of the Audit Committee

The Article 409 of the Korean Commercial Code stipulates that any shareholder who holds more than 3% of the total issued shares with voting rights may not exercise his or her vote in respect of such excess shares beyond the “3% limit” when exercising voting rights with respect to election of members of the audit committee (Agenda No. 5). Please note that the shareholders who own more than 3% of KT’s voting shares, equivalent to 7,357,246 shares, are not entitled to exercise any voting rights exceeding the “3% limit”.

Biographies of each candidate are included in the subsequent pages.

<Agenda No. 5-1, Member of Audit Committee Candidate> Full Name: Mr. Tae-Yoon Sung Current Occupation: Dean of Underwood International College, Yonsei University

Date of Birth	February 13, 1970

Recommend by	Board of Directors

Relation to the Largest Shareholder	None

Transactions with the Company (recent three years)	None

Taxes in Arrears / Management of any Insolvent Companies / Statutory Reasons for Disqualification (recent five years)	None

Other Board Service	None

Service Term	March 30, 2020 to the 2022 AGM (two-year term)

• Educational Background
• 2002	Ph.D. in Economics, Harvard University

• 1997	Master’s in Economics, Yonsei University

• 1995	Bachelor’s in Economics, Yonsei University

• Professional Associations
• 2018 – Present	Dean of Underwood International College, Yonsei University

• 2017 – Present	Director at Korea Money and Finance Association

• 2017 – 2018	Member of Macro Economic subcommittee, National Economic Advisory Council

• 2016 – Present	Editorial Member at Editorial Committee, Korea Economic Association

• 2007 – Present	Professor at School of Economics, Yonsei University

• 2004 – 2007	Professor at Graduate School of Management, KAIST

• 2002 – 2004	Research Fellow at Division of Financial Economics, Korea Development Institute

• Rationale for Recommendation

Mr. Sung is a well-respected expert in the field of macroeconomics with his role as a professor of economics at Yonsei University and by holding Ph.D. in Economics from Harvard University. Specifically, his researches on foreign currency, interest rate, etc., have received global recognition and have been published by numerous journals internally.

Furthermore, Mr. Sung is experienced in analyzing economics issues and providing policy advice for numerous affiliated organizations – Korea Money and Finance Association, Korea Economic Associates and, others. Such experience and his expertise in economics and finance will enable him to oversee whether the respective duties of management and directors are carried out in an appropriate manner within statutory boundary. Therefore, the board of directors hereby recommends Mr. Sung as a candidate for the Audit Committee.

<Agenda No. 5-2, Member of Audit Committege Candidate> Full Name: Mrs. Eun-Jung Yeo Current Occupation: Professor, College of Business, Chuang-Ang University

Date of Birth	February 15, 1973

Recommend by	Board of Directors

Relation to the Largest Shareholder	None

Transactions with the Company (recent three years)	None

Taxes in Arrears / Management of any Insolvent Companies / Statutory Reasons for Disqualification (recent five years)	None

Other Board Service	None

Service Term	March 30, 2020 to the 2023 AGM (three-year term)

• Educational Background

• 2006	Ph.D. in Economics, University of Michigan

• 1998	Master’s in Chemical Engineering, Seoul National University

• 1996	Bachelor’s in Chemical Engineering, Seoul National University

• Professional Associations

• 2019 – Present	Vice President at Korea Money and Finance Association

• 2018 – Present	Vice President at Financial Information Society of Korea

• 2018 – Present	Member of Asset Management Committee for Employment Insurance / Industrial Insurance Fund, Ministry of Employment and Labor

• 2018 – Present	Member of Financial subcommittee, Consumer Policy Committee, Fair Trade Commission, Prime Minister’s Office

• 2017 – Present	Member of Financial Developments Council, Financial Services Commission

• 2016 – Present	Member of Financing & Planning Council, City government of Seoul

• 2015 – Present	Member of Evaluation Committee for Public Funds, Ministry of Strategy and Finance

• 2013 – Present	Profess at College of Business, Chung-Ang University

• Rationale for Recommendation

Mrs. Yeo has an in-depth experience in finance sector, especially in corporate finance and financial investment, through her robust roles at Korea Finance Associations and Financial Information Society of Korea. She is not only a financial expert with a Ph.D. in Economics, but also has significant credentials in the field of engineering. Her expertise was further verified with her associations with renowned public institutions, including Financial Services Commission and Fair Trade Commission, etc.

Pursuant to the commercial code Article 37, Mrs. Yeo is also qualified as a finance/accounting expert which will further improve transparency within the Company. The breadth of her experience and knowledge will further strengthen the independence of the Audit Committee and protect shareholders’ rights. Therefore, the Board of Directors recommends Mrs. Yeo as a candidate for the Audit Committee

<Agenda No. 5-3, Member of Audit Committee Candidate> Full Name: Mr. Chung-Gu Kang Current Occupation: Professor, College of Engineering, Korea University

Date of Birth	December 12, 1962

Recommended by	Board of Directors

Relation to the Largest Shareholder	None

Transactions with the Company (recent three years)	None

Taxes in Arrears / Management of any Insolvent Companies / Statutory Reasons for Disqualification (recent five years)	None

Other Board Service	Outside Director at Retreat Siargao Resort Corp.

Service Term	March 30, 2020 to the 2022 AGM (three-year term)

• Educational Background

• 1993	Ph.D. in Electrical and Computer Engineering, University of California at Irvine

• 1989	Master’s in Electrical and Computer Engineering, University of California at Irvine

• 1987	Bachelor’s in Electrical Engineering, University of California at San Diego

• Professional Associations

• 2019 – Present	Chair at Consultative Committee for Radio Policy, Ministry of Science and ICT

• 2018 – Present	Member of the National Academy of Engineering of Korea

• 2015 – 2018	Chair at Technology Development & Standardization Subcommittee, 5G Strategic Planning Committee, Ministry of Science and ICT

• 2014 – 2016	Vice-chair at PG906 IMT-Project Group, Telecommunication Technology Association

• 2008 – 2012	Director at Institute of Information & Communication Technology, Korea University

• 2006 – Present	Honorary President at Korea Institute of Communication and Information Sciences

• 1998 – Present	Professor at College of Engineering, Korea University

• 1997 – Present	Senior Member at IEE (Communication/Information Theory/Vehicular Tech. Societies)

• Rationale for Recommendation

Mr. Kang has the breadth of knowledge and experience in the telecommunications sector and holds a Ph.D. in Electrical and Computer Engineering. His expertise in the field is expected to create synergy with the other members of the Audit Committee specialized in finance/accounting to further enhance management transparency.

Furthermore, he possesses insights into the telecommunications industry through his professional associations with the 5G Forum Steering Committee and Committee for Radio Policy, Ministry of Science and ICT. If elected, he will contribute to the diversity of expertise of the Audit Committee and is expected to enable a more effective oversight function, which in turn will lead to an increased corporate value and improved protection of shareholder’s rights.

Agenda Item No.  6

Approval of Ceiling Amount on Remuneration for Directors

Pursuant to Article 388 (Remuneration of Directors) of the Commercial Code and Article 31 (Remuneration and Severance Payment for Directors) of Articles of Incorporation of KT, approval of a ceiling amount on remuneration for directors is hereby requested.

The compensation of all directors is deliberated by the Evaluation and Compensation Committee which consists of outside directors only. The committee also is responsible for evaluating the performance of the Representative Director, and proposing the ceiling amount on the directors’ remuneration for shareholders’ approval.

In determining the ceiling amount on remuneration for directors, the following factors are considered: annual salary, short-term and long-term performance based incentives as well as provisions for severances and allowances. Actual amounts paid for the recent three years are disclosed in the “Report on Standards and Method of Payment for Remuneration of Directors.” Included herein.

For FY2020, ceiling amount, proposed by the BOD, on remuneration for directors is KRW 5.8 billion.

Agenda Item No.  7

Approval of Employment Contract for the Representative Director

Pursuant to Article 33 (Election of Representative Director) and Article 34 of the Articles of Incorporation, approval of the employment contract to be executed with the newly elected Representative Director is hereby requested.

Background Information

The proposed draft of employment contract has been drafted by the Board of Directors and shall be submitted for Shareholders’ approval at the AGM.

The employment contract encompasses provisions on his/her duty as the Representative Director, goals to be accomplished by the Representative Director during his/her tenure, evaluation process on his/her performance as well as detailed terms associated with remuneration and incentive payments. Following are major improvements compared to the employment contract approved and executed at the AGM 2017.

1)

Addition of term that the Board of Directors may recommend a resignation of the Representative Director by a resolution of the board before implementing a process of dismissal through the AGM if the trial court sentences him/her to imprisonment or more severe punishment for accepting an illegal demand during his/her terms, resulting in property damages to the Company.

2)	Emphasis on compliance with regulations to further strengthen customer’s trust and improve the Company’s compliance capabilities to a global level.

3)	Addition of term that management goals to be accomplished by the Representative Director during his/her tenure will be set through a resolution by the BOD.

If the draft of the employment contract is approved at the AGM, the chairperson of BOD, on behalf of the Company, shall enter into employment contract with the newly elected Representative Director. Background information is drafted to improve shareholder’s understanding. For a draft of employment contract, please refer to the subsequent pages. If any potential conflicts exists, the following information shall prevail.

Employment Contract for the Representative Director

Article 1.	Purpose of the Agreement

The purpose of this Agreement is to set forth the Representative Director’s authority, responsibilities and other necessary terms and conditions in connection with the election of                              as the Representative Director of KT Corporation (“Company”).

Article 2.	Term of Office of the Representative Director

The term of office of the Representative Director shall be for three years starting from the effective date of the election of the Representative Director at the General Meeting of Shareholders. However, pursuant to Article 383-3 of the Commercial Code and Article 27-1 of KT’s Articles of Incorporation when the term of office expires before the closing date of the Ordinary General Meeting of Shareholders in the last fiscal year of such term, the term of office shall be extended to the closing date of such General Meeting.

Article 3.	Duties and Responsibilities of the Representative Director

(1)	The Representative Director shall represent the Company and oversee the whole affairs of the Company and management of subsidiaries as a representative director and CEO of the Company.

(2)	The Representative of Director shall use his best efforts to achieve the management goals specified in Article 6 of this Agreement.

(3)

The Representative of Director’s duties, responsibilities, rights and obligations not specified herein shall be determined in accordance with the Articles of Incorporation and other relevant laws and regulations.

Article 4.	Obligations of the Representative Director

(1)	During and after the term of his office, the Representative Director shall not disclose to a third party any confidential information of the Company which he obtains during his tenure.

(2)

In the event the Representative Director breaches any of his obligations set forth herein, the Representative Director shall be held liable for such breach, and if, due to the said breach, the Representative Director has obtained any personal gain or the Company suffers damages, such gain shall revert to the Company and the Representative Director shall compensate the damages suffered by the Company.

Article 5.	Board of Directors Recommendations

(1)

The management plans of Representative Director during the term of his office shall be established by the resolution of Board of Directors, and, in case of deciding a preferred review for consecutive appointment, the Board of Directors shall evaluate achievement of the goal in reviewing his consecutive appointment qualification.

(2)	The Representative Director shall use his best efforts to operate company transparently and independently, and endeavor to strong governance structure.

(3)

The Representative Director shall comply with laws and regulations and use his best efforts to improve corporate compliance capabilities to a global level for pursuing the Company’s business growth and customer confidence.

(4)

Board of Directors may recommend a resignation of the Representative Director by a resolution of the Board of Director before implementing a process of dismissal by a resolution of the General Meeting of Shareholders if the trial court sentence him to imprisonment or more severe punishment for accepting an illegal demand associated with the Representative Director’s duties during his term, resulting in inflicting property damage on the Company. In this instance, the Representative Director is obligated to resign pursuant to the Board of Director’s resignation recommendation.

(5)	The Representative Director and inside directors shall not participate in the resolutions of the Board of Directors in relation to Paragraphs (1) or (4) above.

Article 6.	Management Goals

In order to achieve the goals of the management plan of the Representative Director during the term of his office, the Board of Directors shall establish annual goals for each fiscal year after consultation with the Representative Director. In such case, The Representative Director and inside directors shall not participate in the resolution of the Board of Directors. However, the annual management goals for 2020 shall be ‘CEO Management Goal as of 2020’ approved by the Board of Directors.

Article 7.	Evaluation

(1)

The Board of Directors shall conduct evaluation of annual management goals each fiscal year. However, when it is deemed necessary, the Board of Directors may conduct evaluation at any time during a fiscal year.

(2)

If it is necessary for the evaluation under the foregoing Paragraph (1), the Board of Directors may commission an expert institution to conduct a research and may utilize the results of such research for the evaluation.

(3)

In the event the Board of Directors determines to commission an expert institution to conduct a research, the Representative Director shall immediately take any necessary measures in relation thereto, such as execution of a service agreement, etc.

(4)

The Board of Directors shall report the result of the evaluation under Paragraph (1) to the General Meeting of Shareholders, and the Representative Director shall take necessary measures to report the result to the General Meeting of Shareholders.

(5)	In adopting a resolution of the Board of Directors under Paragraphs (1) and (2) above, the Representative Director and inside directors shall not participate in such resolution.

Article 8.	Remuneration

(1)

The remuneration of the Representative Director shall comprise of the annual base salary, short-term incentive payment and long-term incentive payment, and shall be determined in accordance with the remuneration ceiling of the directors approved at the General Meeting of Shareholders and the criteria for remunerating inside directors and method of payment thereof which are reported to the General Meeting of Shareholders.

Article 9.	Base Salary

(1)

The annual base salary shall be determined by a resolution of the Board of Directors. The Representative Director and inside directors shall not participate in the said resolution of the Board of Directors.

(2)

Base salary is comprised of base payment and position payment and 1/12 of the annual base salary shall be set as the monthly remuneration during the term of office and shall be paid on the salary payment day of the Company. If the Representative Director takes office or resigns in the middle of a month, the remuneration for such month, regardless of the cause therefore, shall be paid on the prorated daily basis based on the actual number of days served by the Representative Director.

(3)

The base annual salary, regardless of title thereof, shall be deemed to include all allowances payable to the Representative Director, and in case the base annual salary is adjusted during a year, such change shall take effect on January 1 of the following year, unless otherwise specified.

Article 10.	Short-term Incentive Payment

(1)

The short-term incentive payment shall be paid pursuant to the evaluation results of the annual management goals as set out in Article 7(1). In such case, the criteria and payment method (including the calculation formula of the incentive payment ratio) of the remuneration shall be determined by a resolution of the Board of Directors. The Representative Director and inside directors shall not participate in the said resolution of the Board of Directors.

(2)	The short-term incentive payment shall be made in principle within one (1) month from the finalization by the Board of Directors of the evaluation of the annual goals.

(3)	If the Representative Director is dismissed during the term of office in accordance with Sub-paragraphs 1 through 4 of Article 15 (1), no short-term incentive payment for such year shall be made.

(4)

Matters pertaining to the short-term incentive payment not prescribed in Paragraphs (1) through (3), such as payment in the events of the Representative Director’s voluntary resignation or retirement for unidentified reasons shall be determined by a resolution of the Board of Directors. In such case, the Representative Director and inside directors shall not participate in such resolution of the Board of Directors.

(5)

The short-term incentive payment for a partial year of service during which the Representative Director takes office or resigns from office shall be made on prorated monthly basis based on the number of months in service, and the payment for the relevant month of taking office or resignation shall be made in accordance with Article 8 (2).

Article 11.	Long-term Incentive Payment

(1)

The Company may provide the Representative Director with long-term incentive payment in stocks. The details for the long-term incentive payment such as the number of stocks and payment method for the Representative Director shall be determined by a resolution of the Board of Directors. In such case, the Representative Director and inside directors shall not participate in the said resolution by the Board of Directors.

(2)

If stock option is granted pursuant to a resolution of the Board of Directors, such stock option shall not be included in the remuneration ceiling of the directors as set forth in Article 8 hereof, and shall be paid pursuant to relevant laws and regulations.

Article 12.	Adjustment after the Incentive Payment

In the event that the score of evaluation is modified due to an error in the evaluation or other causes after the incentive payment is made to the Representative Director, the amount of incentive shall be newly calculated in conformity with the modified result, and such adjusted amount shall be taken into consideration when setting the incentive payment payable for the following year. However, if the Representative Director resigns or is dismissed, immediate payment of any amount due or return of any excessive amount shall be made.

Article 13.	Severance Payment

The severance payment shall be paid in accordance with the regulations on the payment of severance payment to officers.

Article 14.	Taxes and Public Imposts

All remuneration payable to the Representative Director shall be paid after withholding all relevant taxes and public imposts therefrom in accordance with the applicable laws and regulations.

Article 15.	Dismissal, etc. of the Representative Director

(1)	The Company may dismiss the Representative Director even during the term of office by a special resolution of the General Meeting of Shareholders if any of the following occurs;

1.	In case the Representative Director breaches the obligations set forth under Article 4 (1);

2.

In case the Representative Director breaches material provisions of the relevant laws and regulations or the Articles of Incorporation, or a disqualification event prescribed by the relevant laws and regulations or the Articles of Incorporation occurs or is discovered later;

3.	In case the Representative Director is likely to cause material damages to the Company by damaging the reputation and dignity of himself or the Company;

4.	In case the management performance is significantly below the management goals or the corporate value is seriously damaged; and

5.	In case the Representative Director fails to or is unable to carry out his duties due to diseases, etc. for an extended period.

(2)

A proposal to dismiss the Representative Director shall be submitted to the General Meeting of Shareholders after a resolution by the Board of Directors is adopted in accordance with Article 38 of the Articles of Incorporation.

(3)

The Board of Directors shall provide the Representative Director with an opportunity to state his opinion at the meeting of the Board of Directors convened to resolve the dismissal of the Representative Director, and immediately following the adoption of a resolution of dismissal, a written notice shall be provided to the Representative Director, stating the reasons therefor in detail. In the above meeting, the Representative Director and inside directors shall not participate in such resolution of the Board of Directors.

Article 16.	Ownership of the Rights

The Representative Director’s right to any and all intellectual property developed independently by himself or jointly with others during the term of office (including know-how and managerial ideas) shall be exclusively held by the Company, and the Representative Director shall carry out the procedures necessary for registration of such intellectual property rights in the name of the Company.

Article 17.	Interpretation of the Agreement and Supervision of Performance

(1)

In the event there is ambiguity over the interpretation of this Agreement, the interpretation of such ambiguous parts shall be determined through consultation between the Board of Directors and the Representative Director.

(2)	Upon dissolution of the Representative Director Recommendation Committee, the Board of Directors shall supervise all matters regarding this Agreement on behalf of the Company.

(3)	The Representative Director and inside directors shall not participate in the resolutions of the Board of Directors in relation to Paragraphs (1) or (2) above.

Article 18.	Amendment of the Agreement

(1)

If it becomes necessary to amend this Agreement due to drastic changes in management environments, etc. after execution of this Agreement, the Representative Director may request the Board of Directors to amend the Agreement.

(2)

Any amendment of this Agreement under Paragraph (1) shall require a resolution of the Board of Directors and approval of the General Meeting of Shareholders. In such case, the Representative Director and inside directors shall not participate in the resolution of the Board of Directors.

(3)	Upon a resolution and approval under Paragraph (2) above, the Company and the Representative Director shall promptly enter into an amendment to this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement in duplicate, with one copy to be retained by each party.

                                                         March 30, 2020

KT Board of Directors

On behalf of KT Corporation

Title: Chairman of the Board of Directors

KT Representative Director

Title:    The Representative Director

****** The end of document ******

Agenda Item No.  8

Amendment to Severance Pay Regulations for Executives

Pursuant to Article 31-4 (Remuneration and Severance Payment for Directors) of Articles of Incorporation, approval of the following changes is hereby requested.

Background Information

The proposed changes to severance pay regulations for executives have been drafted following a resolution by the Board of Directors. The amendment includes –

1)

Modifying expressions included within relevant articles from the “President (Hwejang)” to “Representative Director”. The rationale behind such amendment was discussed in further detail in the Agenda No.1 – Amendment to the Articles of Incorporation included herein.

Background information is drafted to improve the shareholder’s understanding. For more accurate excerpts, please refer to the following page. If any potential conflicts exist, the subsequent information shall prevail.

Before Amendment	After Amendment	Purpose

Article 2. (Subject)	Article 2. (Subject)	Amended to reflect the Board of Director’s recommendation to modify the title from “President (Hwejang)” to “Representative Director.” Rationale behind such adjustment is disclosed in the “No. 1 Amendment to the Articles of Incorporation.”
This Regulation shall apply to the President, inside directors, and managing officers of KT.	This Regulation shall apply to the Representative Director, inside directors, and managing officers of KT.
Article 4. (Base)	Article 4. (Base)

The base for calculating severance payment is,	The base pay for calculating severance payment is,

1. President : Total annual salary except short-term performance-based incentives, long-term performance-based incentives, paid in the 5-month period immediately preceding the date of termination	1. Representative Director : Total annual salary except short-term performance-based incentives, long-term performance-based incentives, paid in the 5-month period immediately preceding the date of termination